PROSPECTUS
Filed Pursuant to Rule 424(b)(3)
File Number 333-150596

ORGANIC TO GO FOOD CORPORATION

11,428,572 SHARES OF COMMON STOCK

This prospectus covers the resale by the selling stockholder identified on page 33 of up to 11,428,572 shares of our common stock, $.001 par value, which consists of:

•	7,142,857 shares of common stock; and

•	4,285,715 shares of common stock issuable upon exercise of outstanding warrants.

This is not an underwritten offering. We will not receive any of the proceeds from the sale of these shares. We may, however, receive proceeds in the event that a part or all of the warrant held by the selling stockholder is exercised for cash.

The securities will be offered for sale by the selling stockholder identified in this prospectus in accordance with the methods and terms described in the section of this prospectus entitled “Plan of Distribution.” The selling stockholder will be responsible for any commissions or discounts due to brokers or dealers. We have agreed to pay for all of the expenses of registration of the shares covered by this prospectus. The section of this prospectus entitled “Description of Securities” more fully describes the characteristics of our common stock and other securities.

Our common stock is currently listed on the OTC Bulletin Board under the symbol “OTGO.OB.” On April 30, 2008, the last reported bid price of our common stock was $1.30 per share.

An investment in our common stock involves a high degree of risk. See “Risk Factors” beginning at page 5.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 14, 2008.

TABLE OF CONTENTS

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS	1
PROSPECTUS SUMMARY	2
SUMMARY FINANCIAL INFORMATION	4
RISK FACTORS	5
USE OF PROCEEDS	12
DETERMINATION OF OFFERING PRICE	12
DESCRIPTION OF BUSINESS	13
LEGAL PROCEEDINGS	17
DESCRIPTION OF PROPERTY	17
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	18
DIRECTORS AND EXECUTIVE OFFICERS	23
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	26
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	27
EXECUTIVE COMPENSATION	28
SELLING STOCKHOLDER	33
PLAN OF DISTRIBUTION	34
DESCRIPTION OF SECURITIES	36
MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS	38
CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE	40
LEGAL MATTERS	40
EXPERTS	40
WHERE YOU CAN FIND MORE INFORMATION	40
FINANCIAL STATEMENTS	F-1

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. Such forward-looking statements include statements regarding, among other things, (a) our projected sales and profitability, (b) our growth strategies, (c) anticipated trends in our industry, (d) our future financing plans and (e) our anticipated needs for working capital. Forward-looking statements, which involve assumptions and describe our future plans, strategies and expectations, are generally identifiable by use of the words “may,” “will,” “should,” “expect,” “anticipate,” “estimate,” “believe,” “intend” or “project” or the negative of these words or other variations on these words or comparable terminology. This information may involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from the future results, performance, or achievements expressed or implied by any forward-looking statements. These statements may be found under “Prospectus Summary,” “Management's Discussion and Analysis of Financial Condition and Results of Operations” and “Description of Business,” as well as in this prospectus generally. Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including, without limitation, the risks outlined under “Risk Factors” and matters described in this prospectus generally. This prospectus may contain market data related to our business, which may have been included in articles published by independent industry sources. Although we believe these sources are reliable, we have not independently verified this market data. This market data includes projections that are based on a number of assumptions. If any one or more of these assumptions turns out to be incorrect, actual results may differ materially from the projections based on these assumptions. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements contained in this prospectus will in fact occur. In addition to the information expressly required to be included in this prospectus, we will provide such further material information, if any, as may be necessary to make the required statements, in light of the circumstances under which they are made, not misleading.

Each forward-looking statement should be read in context with, and with an understanding of, the various other disclosures concerning our company and our business made elsewhere in this prospectus as well as other pubic reports which may be filed with the Securities and Exchange Commission (the “SEC”). You should not place undue reliance on any forward-looking statement as a prediction of actual results or developments. We are not obligated to update or revise any forward-looking statement contained in this prospectus to reflect new events or circumstances, unless and to the extent required by applicable law. Neither the Private Securities Litigation Reform Act of 1995 nor Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), provides any protection for statements made in this prospectus.

  PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. It does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including the section entitled “Risk Factors” and our consolidated financial statements and the related notes. In this prospectus, unless otherwise noted, we refer to Organic To Go Food Corporation, formerly known as SP Holding Corporation, and our wholly owned subsidiary, Organic To Go, Inc., as “Organic,” “the Company,” “we,” “us” and “our.”

Our Company

We were incorporated in Florida on March 16, 1994 and reincorporated in Delaware on September 26, 2000. For the years ended December 31, 2006, 2005 and 2004, we were a non-operating shell company and our business operations were limited to sustaining a public shell vehicle.

On February 12, 2007, we acquired Organic Holding Company, Inc., an organic food services company, through a reverse merger with our wholly owned subsidiary. As a result of the merger, Organic Holding Company, Inc. became our wholly owned subsidiary and was renamed “Organic To Go, Inc.” On May 16, 2007, our stockholders approved an amendment to our Amended and Restated Certificate of Incorporation to change our name from SP Holding Corporation to Organic To Go Food Corporation.

Our principal executive offices are located at 3317 Third Avenue South, Seattle, Washington 98134 and our telephone number is (206) 838-4670. Our website address is http://www.organictogo.com. The information on our website is not intended to be part of this prospectus.

Overview of our Business

 We prepare and serve classic American cuisine. We use organic ingredients when possible and always natural ingredients without pesticides and other harmful additives. Customers can get our food at our convenient USDA certified Retail Cafés, through our Delivery/Casual Catering Services and at specific locations where our “grab-and-go” meals are sold via a wholesale relationship. Our target customers are white collar office workers as well as students and employees of colleges and universities.

We provide a delicious and healthy alternative to typical fast food options, lunch box deliveries and casual catering. We serve a wide range of organic, natural and wholesome meals, which include everything from ham and cheese sandwiches to deli-style roast beef sandwiches and veggie packed salads. We proactively source producers and manufacturers who use sustainable farming and/or production practices as an integral part of our overall mission to provide wholesome “clean” food from farm to table. We also use alternative packaging such as biodegradable and recycled plastics, and sugar cane based disposable tableware to minimize the environmental impact of convenience packaging for “grab-and-go” meals.

More than 70% of our products currently offered are organic. When our food is not organic it is either something such as water or salt which cannot be certified or is made up from all natural ingredients sourced under careful preset guidelines to insure the highest quality products available. In February 2006, we became the first fast-casual restaurant and retailer to be USDA certified as “Organic” by Quality Assurance International, the leading third-party certification agency in the organic foods industry.

We currently maintain twenty-six Retail Cafés in the Seattle, Washington, Los Angeles, California, and San Diego, California vicinities. We have an agreement with Compass Group, Inc., pursuant to which Compass Group, Inc. maintains twenty three of our “grab-and-go” locations on the Microsoft Corporate Campus near Seattle, Washington. We also provide sandwiches and other “grab-and-go” food to independent coffee vendors at the Los Angeles International Airport. We operate “grab-and-go” locations at universities in the Seattle, Washington and Los Angeles, California areas, including the University of Washington Medical Center, the University of Southern California and the University of California, Los Angeles.

Our revenue from sales for the year ended December 31, 2007, increased approximately 65% to $15.9 million, as compared with $9.7 million for the year ended December 31, 2006. We incurred a net loss of approximately $12.1 million for the year ended December 31, 2007, as compared with a net loss of approximately $8.0 million for the year ended December 31, 2006.

Registration of Shares

We are registering for resale 11,428,572 shares of our common stock issued or issuable upon the exercise of a warrant as a result of a private placement with an investor, which closed on February 27, 2008. In connection the private placement, we are registering for resale:

•	7,142,857 shares of common stock; and

•	4,285,715 shares of common stock underlying a warrant.

 Summary of the Offering

Capital stock currently outstanding:	As of March 31, 2008, we had outstanding 36,329,755 shares of common stock and options and warrants to purchase a total of 17,301,546 shares of common stock.

Common stock offered by Organic To Go Food Corporation:	None

Common stock offered by selling stockholders:	Up to 11,428,572 shares of our common stock, which consists of:

•	7,142,857 shares of common stock; and
•	4,285,715 shares of common stock issuable upon exercise of an outstanding warrant.

Use of proceeds:
We will not receive any of the proceeds from the sale of shares of common stock by the selling stockholder. We may, however, receive proceeds in the event a part or all of the warrant held by the selling stockholder is exercised.

OTC Bulletin Board Symbol:	OTGO.OB

Risk Factors:	As investment in our common stock involves significant risks. See “Risk Factors” beginning on page 5.

SUMMARY FINANCIAL INFORMATION

You should read the summary financial data set forth below in conjunction with “Management’s Discussion and Analysis of Financial Condition or Plan of Operations” and our financial statements and the related notes included elsewhere in this prospectus. We derived the financial data as of the year ended December 31, 2006 and 2007, from our financial statements included in this prospectus. The historical results are not necessarily indicative of the results to be expected for any future period.

Statement of Operations Data: (in thousands except for per share	Year Ended December 31,
amounts)	2006	2007

Sales	$9,663	$15,902
Cost of sales	$4,876	$7,361
Operating Expenses	$10,483	$16,075
Net Loss	$(7,966)	$(12,145)
Net Loss Per Share - Basic and Diluted	$(2.78)	$(0.57)
Weighted Average Shares Outstanding	2,868	21,136

Balance Sheet Data:	At December 31,
(in thousands)	2006	2007

Cash and Cash Equivalents	$865	$668
Total Current Assets	$1,655	$3,101
Total Assets	$5,277	$12,940
Total Current Liabilities	$8,549	$4,757
Total Liabilities	$9,278	$6,293
Stockholders’ Equity (Deficit)	$(4,001)	$6,647

RISK FACTORS

You should consider carefully the risks described below, together with all of the other information in this prospectus, in evaluating our company, our business and this offering. If any of the following risks actually occur, our business, financial condition, and results of operations could suffer. In this case, the trading price of our common stock could decline and you may lose all or part of your investment.

Risks Related to Our Company

Our limited operating history makes it difficult for investors to evaluate our business and the risks and uncertainties frequently encountered by new companies.

Our current business operations were founded in November 2004, and as a result, we have a limited operating history. This limited operating history and the unpredictability of our industry make it difficult for investors to evaluate our business and future operating results. An investor in our securities must consider the risks, uncertainties and difficulties frequently encountered by companies in new and rapidly evolving markets. The risks and difficulties we face include challenges in accurate financial planning as a result of limited historical data and the uncertainties resulting from having had a relatively limited time period in which to implement and evaluate our business strategies as compared to older companies with longer operating histories.

If we fail to open new Retail Cafés and expand our Delivery/Casual Catering Services and Wholesale operations we may not be able to achieve profitability.

Our growth strategy requires us to open new Retail Cafés and expand our Delivery/Casual Catering Services and Wholesale operations through acquiring other companies or in greenfield locations. The success of our planned expansion will be dependent upon numerous factors, many of which are beyond our control, including the following:

•	hiring, training and retention of qualified operating personnel;

•	identification and successful negotiation for the purchase of suitable acquisition targets;

•	identification and availability of suitable properties;

•	negotiation of favorable lease terms;

•	timely development of new Retail Café, Delivery/Casual Catering Services and Wholesale operations;

•	the successful integration of the operations of acquired companies;

•	management of construction and development costs of Retail Café, Delivery/Casual Catering Services and Wholesale operations;

•	competition in our markets; and

•	general economic conditions.

Delays or failures in opening new Retail Cafés or in expanding our Delivery/Casual Catering Services and Wholesale operations could materially adversely affect our business, financial condition, operating results or cash flows. Further, any new Retail Café, Delivery/Casual Catering Services or Wholesale operation we open or acquire may not be able to obtain similar operating results to those of our existing operations.

In order to support our future expansion and growth plans we may need additional financing, which may not be available on satisfactory terms or at all.

We may need to raise additional funds to support our future expansion and growth plans. Our funding requirements may change as a result of many factors, including underestimates of budget items, unanticipated cash requirements, future product and service opportunities, and future business combinations. Consequently, we may need to seek additional sources of financing, which may not be available on favorable terms, if at all, and which may be dilutive to existing stockholders.

We may seek to raise additional financing through equity offerings, debt financings or additional corporate collaboration and licensing arrangements. To the extent we raise additional capital by issuing equity securities, our stockholders may experience dilution. To the extent that we raise additional capital by issuing debt securities, we could incur substantial interest obligations, may be required to pledge assets as collateral for the debt and may be constrained by restrictive financial and/or operational covenants. Debt financing would also be superior to the stockholders’ interests in bankruptcy or liquidation.

Our reliance on our suppliers and distributors subjects us to a number of risks, including possible delays or interruptions in supplies, diminished direct control over quality and a potential lack of adequate raw material capacity.

We depend on our suppliers and distributors for the operation of our business. Any disruption in the supply of or degradation in the quality of the raw materials provided by our suppliers could have a material adverse effect on our business, operating results and financial condition. In addition, such disruptions in supply or degradations in quality could have a long-term detrimental impact on our efforts to develop a strong brand identity and a loyal consumer base. Although we maintain relationships with a number of suppliers and always attempt to have more than one potential supplier for any required item, there can be no assurance that we will be able to continue to maintain multiple supply sources. If any supplier or distributor fails to perform as anticipated, or if there is a termination or any disruption in any of these relationships for any reason, it could have a material adverse effect on results of operations.

We could face labor shortages that could slow our growth.

Our success depends in part upon our ability to attract, motivate and retain a sufficient number of qualified employees, including managers, chefs and other kitchen staff, necessary to keep pace with our expansion schedule. Qualified individuals of the requisite caliber and number needed to fill these positions are in short supply in some areas. Although we have not experienced any significant challenges in recruiting or retaining employees, any future inability to recruit and retain sufficient individuals may delay the planned openings and development of new Retail Cafés, Delivery/Casual Catering Services and Wholesale operations. Any such delays or any material increases in employee turnover rates in existing Retail Cafés and in our Delivery/Casual Catering Services and Wholesale operations could have a material adverse effect on our business, financial condition, operating results or cash flows. Additionally, competition for qualified employees could require us to pay higher wages to attract sufficient employees, which could result in higher labor costs.

Our expansion into new markets may present increased risks due to our unfamiliarity with the area.

From July through October 2007, we purchased a total of eight stores in San Diego, California, in order to facilitate our initial entry into the San Diego market. We anticipate that our new Retail Cafés, Delivery/Casual Catering Services and Wholesale operations will typically take several months to reach budgeted operating levels due to challenges commonly associated with new businesses, including lack of market awareness, inability to hire sufficient staff and other factors. Although we will attempt to mitigate these factors by careful attention to training and staffing needs, there is a risk that we will not be successful in operating our new Retail Cafés, Delivery/Casual Catering Services and Wholesale operations on a profitable basis. New markets that we enter may have different competitive conditions, consumer tastes and discretionary spending patterns than our existing markets, which may cause our new Retail Cafés, Delivery/Casual Catering Services and Wholesale operations in those new markets to be less successful than those in our existing markets.

Our expansion may strain our administrative, financial and informational infrastructure, which could slow our development.

We face the risk that our existing systems and procedures, financial controls and information systems will be inadequate to support our planned expansion. We may not be able to accurately predict whether we will be able to respond on a timely basis to all of the changing demands that our planned expansion will impose on management and these systems and controls. If we fail to continue to improve our information systems and financial controls or to manage other factors necessary for us to achieve our expansion objectives, our business, financial condition, operating results or cash flows could be materially adversely affected.

All of our operations are currently located in Washington and California. As a result, we are highly sensitive to negative occurrences in those two states.

We are particularly susceptible to adverse trends and economic conditions in the States of Washington and California, including in their labor markets. In addition, given our geographic concentration, negative publicity regarding any of our operations in the states of Washington or California could have a material adverse effect on our business and operations, as could other regional occurrences such as local strikes, supply shortages, local economic conditions, consumer preferences, earthquakes or other natural disasters.

Our operation as a public company subjects us to evolving corporate governance and public disclosure regulations that result in significant expenses and liability exposures.

As a public company, we incur significant legal, accounting and other expenses that non-public companies may not incur. We incur costs associated with our public company reporting requirements. We also incur costs associated with corporate governance requirements, including certain requirements under the Sarbanes-Oxley Act of 2002, as well as new rules implemented by the SEC and the Financial Industry Regulatory Authority. We expect these rules and regulations, to increase significantly our legal and financial compliance costs and to make some activities more time-consuming and costly. Like many smaller public companies, we face a significant impact from required compliance with Section 404 of the Sarbanes-Oxley Act of 2002. Section 404 requires management of public companies to evaluate the effectiveness of internal control over financial reporting and the independent auditors will eventually have to attest to the effectiveness of such internal controls and the evaluation performed by management. The SEC has adopted rules implementing Section 404 for public companies as well as disclosure requirements. The Public Company Accounting Oversight Board, or PCAOB, has adopted documentation and attestation standards that the independent auditors must follow in conducting its attestation under Section 404. We have taken action to comply with Section 404; however, there can be no assurance that we will be able to meet effectively all of the requirements of Section 404 as known to us in the currently mandated timeframe. Any failure to implement effectively new or improved internal controls, or to resolve difficulties encountered in their implementation, could harm our operating results, cause us to fail to meet reporting obligations or result in management being required to give a qualified assessment of our internal controls over financial reporting or our independent auditors providing an adverse opinion regarding management’s assessment. Any such result could cause investors to lose confidence in our reported financial information, which could have a material adverse effect on our stock price.

We also expect these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our Board of Directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules, and it is difficult to predict or estimate the amount of additional costs we may incur or the timing of such costs.

If we fail to maintain the adequacy of our internal controls, our ability to provide accurate financial statements and comply with the requirements of the Sarbanes-Oxley Act of 2002 could be impaired, which could cause our stock price to decrease substantially.

All of our current management, other than Andrew Jacobs and Michael Gats, was previously the management of our operating subsidiary, Organic To Go, Inc., which we acquired in a reverse merger on February 12, 2007. Prior to that time, our subsidiary was a private company without public reporting obligations. As a result, prior to the merger, our management had committed limited personnel and resources to the development of the external reporting and compliance obligations that would be required of a public company. We have taken and will continue to take measures to address and improve our financial reporting and compliance capabilities. If our financial and managerial controls, reporting systems or procedures fail, we may not be able to provide accurate financial statements on a timely basis or comply with the Sarbanes-Oxley Act of 2002 as it applies to us. Any failure of our internal controls or our ability to provide accurate financial statements could cause the trading price of our common stock to decrease substantially.

We depend on our key personnel, and the loss of their services may adversely affect our business.

We are highly dependent upon the efforts of our senior management team. The death or departure of any of our key personnel could have a material adverse effect on our business. In particular, the loss of Jason Brown, our Chief Executive Officer and Chairman, could significantly impact our ability to operate and grow and could cause performance to differ materially from projected results. We have a $3 million “key man” insurance policy covering Mr. Brown.

Our past activities prior to our merger with Organic Holding Company, Inc., may lead to future liability for the combined companies.

Prior to February 12, 2007, we were engaged in businesses and were managed by parties unrelated to that of our new operations. Any liabilities relating to such prior business may have a material adverse effect on us.

Risks Related to Our Industry

We operate in a highly competitive industry where many of our competitors are larger and have more resources than we do.

We operate in a highly competitive environment. Many of our competitors are substantially larger than us in terms of resources and market share. As a result, many of our competitors offer products and services at a lower cost to consumers. Our success will depend to a significant extent on our ability to continue to develop and introduce differentiated products and services and deliver them to consumers in a widespread, convenient and cost-effective manner. The success of our products and services is dependent on several factors including understanding consumer needs, differentiation from competitive offerings, market acceptance and lower costs. Although we believe that we can take the necessary steps to meet the competitive challenges of the marketplaces in which we operate, we may not be successful in differentiating our products and services from those of our competitors or meeting consumer demand.

Our operations are susceptible to changes in food and supply costs, which could adversely affect our margins.

Our profitability depends, in part, on our ability to anticipate and react to changes in food and supply costs. Our centralized purchasing staff negotiates prices for all of our ingredients and supplies. Any increase in distribution costs could cause our food and supply costs to increase. Further, various factors beyond our control, including adverse weather conditions and governmental regulations, could cause our food and supply costs to increase. We may not be able to anticipate and react to changing food and supply costs by adjusting our purchasing practices in a timely fashion. A failure to do so could adversely affect our operating results and cash flows.

Changes in consumer preferences or discretionary consumer spending could negatively impact our results.

Our Retail Cafés, Delivery/Casual Catering Services and Wholesale operations feature various types of organic foods and beverages. Our continued success depends, in part, upon the popularity of these foods in the future. Shifts in consumer preferences away from this cuisine could materially adversely affect our future profitability. Also, our success depends on numerous factors affecting discretionary consumer spending, including economic conditions, disposable consumer income and consumer confidence. Adverse changes in these factors could reduce customer traffic or impose practical limits on pricing, either of which could materially adversely affect our business, financial condition, operating results or cash flows. We can also be materially adversely affected by negative publicity concerning food quality, illness, injury, publication of government or industry findings concerning food products served by us, or other health concerns or operating issues stemming from our operations.

Our industry is affected by litigation and publicity concerning food quality, health and other issues which can cause customers to avoid our cafés and result in liabilities.

We could become the subject of complaints or litigation from customers or employees alleging illness, injury or other food quality, health or operational concerns. Adverse publicity resulting from these allegations may materially adversely affect us and our Retail Cafés, Delivery/Casual Catering Services and Wholesale operations, regardless of whether the allegations are valid or whether we are liable.

Our operations are subject to governmental regulation associated with the food service industry, the operation and enforcement of which may restrict our ability to carry on our business.

We are in the perishable food industry. The development, manufacture and marketing of products sold by us are subject to extensive regulation by various government agencies, including the U.S. Food and Drug Administration and the U.S. Federal Trade Commission, as well as various state and local agencies. These agencies regulate production processes, product attributes, packaging, labeling, advertising, storage and distribution. These agencies establish and enforce standards for safety, purity and labeling. In addition, other governmental agencies (including the U.S. Occupational Safety and Health Administration), establish and enforce health and safety standards and regulations in the workplace, including those in our retail locations. Our retail locations will be subject to inspection by federal, state and local authorities. Although we intend to comply at all times with all such laws and regulations, including obtaining and maintaining all necessary permits and licenses relating to our operations, there is a risk that we may not be able to comply with such laws and regulations on a timely basis, or at all. Our failure to comply with applicable laws and regulations could subject us to civil remedies including fines, injunctions, recalls or seizures as well as potential criminal sanctions. In addition, compliance or attempted compliance with governmental laws and regulations may result in significant time or cost expenditures, which could delay or preclude us from marketing our products or continuing or expanding our operations.

Risks Relating to Ownership of Our Common Stock

The market price of our common stock may be highly volatile, which may result in a significant decline in the value of our common stock.

The market price of our common stock may fluctuate significantly in response to factors, most of which are beyond our control, such as:

•	the announcement of new products or services by us or our competitors;

•	quarterly variations in our and our competitors’ results of operations;

•	changes in earnings estimates or recommendations by securities analysts;

•	developments in our industry; and

•	general market conditions and other factors, including factors unrelated to our own operating performance or the condition or prospects of our industry.

Further, the stock market in general, and securities of small-cap companies in particular, have recently experienced extreme price and volume fluctuations. Continued market fluctuations could result in extreme volatility in the price of our common stock, which could cause a decline in its value. You should also be aware that price volatility might be worse if the trading volume of our common stock is low.

Although our common stock is currently quoted on the OTC Bulletin Board, trading may be extremely sporadic. A more active market for our common stock may not develop. Accordingly, you may have to bear the economic risk of an investment in our common stock indefinitely.

We may not be able to list our common stock on a securities exchange, which may affect the liquidity of our common stock.

We intend to seek to have our common stock listed on the American Stock Exchange or the NASDAQ Stock Market as soon as practicable. However, we may not be able to initially meet or maintain the listing standards of either of those or any other stock exchange. In addition, if we fail to meet the listing standards set forth by the SEC regulations, various requirements may be imposed on broker-dealers who sell our securities to persons other than established customers and accredited investors. These requirements may deter broker-dealers from recommending or selling our common stock, which may further affect its liquidity and make it more difficult for us to raise additional capital.

We have a substantial number of convertible securities outstanding, which if fully exercised could require us to issue a significant number of shares of our common stock and result in substantial dilution to existing stockholders.

As of March 11, 2008, we had outstanding options and warrants to purchase up to 4,914,938 and 12,386,608 shares of common stock, respectively. In the event these securities are exercised, you could suffer substantial dilution in terms of your percentage ownership of your common stock.

A large number of additional shares may be sold into the public market in the near future, which may cause the market price of our common stock to decline significantly, even if our business is doing well.

Sales of a substantial amount of common stock in the public market, or the perception that these sales may occur, could adversely affect the market price of our common stock. On a fully diluted basis, we had 36,763,476 shares of common stock outstanding as of March 11, 2008. If these shares of common stock are registered or otherwise become eligible for public sale, the market price of our common stock could decline significantly.

We have not and do not intend to pay any dividends. As a result, you may only be able to obtain a return on investment in our common stock if its value increases.

Our current management has not paid dividends in the past and does not plan to pay dividends in the near future. We expect to retain earnings to finance and develop our business. In addition, the payment of future dividends will be directly dependent upon our earnings, our financial needs and other similarly unpredictable factors. As a result, the success of an investment in our common stock will depend upon future appreciation in its value. The price of our common stock may not appreciate in value or even maintain the price at which you purchased our shares.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares by the selling stockholder. All proceeds from the sale of the shares of common stock offered under this prospectus will be for the account of the selling stockholder as described below in the sections entitled “Selling Stockholder” and “Plan of Distribution.” With the exception of any brokerage fees and commission which are the obligation of the selling stockholder, we are responsible for the fees, costs and expenses of this offering which are estimated to be $120,592.87, inclusive of our legal and accounting fees, printing costs and filing and other miscellaneous fees and expenses.

A portion of the shares of common stock covered by this prospectus are issuable upon exercise of a warrant. We may receive proceeds in the event a part or all of the warrant held by the selling stockholder is exercised for cash. Any proceeds received from the exercise of the warrant will be used for working capital and general corporate purposes. There can be no assurance that the the selling stockholder will exercise its warrant or that we will receive any proceeds therefrom. Warrant holders often choose not to exercise their warrants because the price of the common stock does not justify the exercise or the warrant expires by its terms.

DETERMINATION OF OFFERING PRICE

The selling stockholder may sell all or a portion of its shares of our stock in the over-the-counter market at prices prevailing at the time of sale, or related to the market price at the time of sale, or at other negotiated prices.  See “PLAN OF DISTRIBUTION.”

DESCRIPTION OF BUSINESS

Our Company

We were incorporated in Florida on March 16, 1994 and reincorporated in Delaware on September 26, 2000. For the years ended December 31, 2006, 2005 and 2004, we were a non-operating shell company and our business operations were limited to sustaining a public shell vehicle.

On February 12, 2007, we acquired Organic Holding Company, Inc., an organic food services company, through a reverse merger with our wholly owned subsidiary. As a result of the merger, Organic Holding Company, Inc. became our wholly owned subsidiary and was renamed “Organic To Go, Inc.” On May 16, 2007, our stockholders approved an amendment to our Amended and Restated Certificate of Incorporation to change our name from SP Holding Corporation to Organic To Go Food Corporation.

Our principal executive offices are located at 3317 Third Avenue South, Seattle, Washington 98134 and our telephone number is (206) 838-4670.

Overview of Our Business

We prepare and serve classic American cuisine. We use organic ingredients when possible and always natural ingredients without pesticides and other harmful additives. Customers can get our food at our convenient USDA certified Retail Cafés, through our Delivery/Casual Catering Services and at specific locations where our “grab-and-go” meals are sold via a wholesale relationship. Our target customers are white collar office workers as well as students and employees of colleges and universities. We currently maintain twenty-six Retail Cafés in the Seattle, Washington, Los Angeles, California, and San Diego, California vicinities. We have an agreement with Compass Group, Inc., pursuant to which Compass Group, Inc. maintains twenty three of our “grab-and-go” locations on the Microsoft Corporate Campus near Seattle, Washington. We also provide sandwiches and other “grab-and-go” food to independent coffee vendors at the Los Angeles International Airport. We operate “grab-and-go” locations at universities in the Seattle, Washington and Los Angeles, California areas, including the University of Washington Medical Center, the University of Southern California and the University of California, Los Angeles.

Our Product

We provide a delicious and healthy alternative to typical fast food options, lunch box deliveries and casual catering. We serve a wide range of organic, natural and wholesome meals, which include everything from ham and cheese sandwiches to deli-style roast beef sandwiches and veggie packed salads. We proactively source producers and manufacturers who use sustainable farming and/or production practices as an integral part of our overall mission to provide wholesome “clean” food from farm to table. We also use alternative packaging such as biodegradable and recycled plastics, and sugar cane based disposable tableware to minimize the environmental impact of convenience packaging for “grab-and-go” meals.

We offer packaged and private label food products from key vendors prepared using our specifications, and deliver them directly to our Retail Café and Delivery/Casual Catering Services customers. We prepare or assemble our products at one of two assembly kitchens in Seattle, Washington and Los Angeles, California. Orders that we take via the Internet or by telephone are routed to dedicated customer service centers in Seattle and Los Angeles and are processed in real time. While less than 15% of the orders placed are for “same day” delivery, there is a growing need for this service, thus we are increasing our ability to provide “same day” delivery, particularly to businesses in proximity to our Retail Cafés. Our Retail Cafés generally operate Monday through Friday from 7:00 a.m. to 4:30 p.m. We provide delivery and catering services after-hours and on weekends.

More than 70% of our products currently offered are organic. When our food is not organic it is either something such as water or salt which cannot be certified or is made up from all natural ingredients sourced under careful preset guidelines to insure the highest quality products available. In February 2006, we became the first fast-casual restaurant and retailer to be USDA certified as “Organic” by Quality Assurance International, the leading third-party certification agency in the organic foods industry.

Business Channels

We offer our food products through three primary business channels or units: Retail Cafés; Delivery/Casual Catering Services; and Wholesale, which accounted for approximately 45%, 41% and 14%, of our total sales, respectively, in 2007. Our core customer base consists of “white collar” workers, college students and employees.

Retail Cafés

We currently operate 26 cafés in the Seattle, Washington, Los Angeles and San Diego, California vicinities. We operate Retail Cafés in large multi-tenant buildings and on large college campuses. We believe these retail locations serve as billboards for our Delivery/Casual Catering Services and branded Wholesale units.

Comparing the 12 months ended December 31, 2007, with the same period in 2006, same store (comparable) sales decreased approximately 2% for Retail Cafés open longer than a year. The average sales ticket for our Retail Cafés was approximately $5.83 in 2007 and approximately $5.60 in 2006. The prices of the products we sell in our Retail Cafés range from $0.49 to $11.99.

Delivery/Casual Catering Services

We also distribute our products through delivery and catering services. Customers of our Delivery/Casual Catering Services unit currently include, among others, Starbucks Corporate Headquarters, Microsoft, Westin Hotels, Washington Mutual Bank, T-Mobile, NBC, Google, Amazon, Qualcomm and several movie studios. Approximately 80% of our delivery orders are repeat orders from customers who have ordered five or more times.

Wholesale

Our Wholesale business is growing and we believe that it presents a tremendous opportunity to build our brand. Wholesale sales currently represent approximately 14% of our revenue. Current Wholesale customers include the University of California, Los Angeles, University of Southern California, Cal State Pomona, Cal State Long Beach, University of Washington, Children’s Hospital of Seattle, Washington, NBC Studios and Euro Coffee at the Los Angeles International Airport.

Industry Overview and Market Opportunity

While the growth and popularity of natural and organic foods has been evident with the rise of grocery stores that sell organic products, such as Whole Foods Market, Wild Oats and Trader Joe’s, the food service side of the industry has not been as developed. We believe that we are one of the first companies to provide services in this area of growing consumer demand.

According to the Organic Trade Association’s (OTA) 2007 Manufacturer Survey, the market for organic foods grew by 20.9% in 2006. The survey also found that sales of organic foods during 2006 totaled $16.7 billion, which constituted 2.8% of total U.S. food sales. This strong growth is consistent with annual growth rates since 1997, all of which have been between 15% and 21% per year.

The OTA 2007 Survey also estimated that the use of organic products in the United States food service industry is increasing annually by a rate of 21% per year. According to the survey, as recently as 2004, $330 million in natural/organic food sales, or only 5% of all natural/organic sales, were sold into the food service channel. Traditionally, retail food sales constitute roughly 70% of total food sales and food service sales constitute roughly 30%.

Additional industry information is available at the OTA’s website, www.OTA.com or the Organic Center’s website, www.Organic-Center.org.

Competition

We are in competition with other food service operations within the same geographical areas in which we operate. The Retail Cafés, Delivery/Casual Catering Services and Wholesale business channels are highly competitive. Some of our competitors are significantly larger than us and have greater access to resources. We compete with other organizations primarily through the quality, variety and value perception of the food products offered. The number and location of units, quality and speed of service, attractiveness of facilities, effectiveness of marketing and new product development are also important factors. The price charged for each menu item we sell or service we provide may vary from market to market depending on competitive pricing and the local cost structure.

Expansion Plans

We intend to grow internally and through acquisitions by adding catering companies and café locations that are consistent with our core business focus. In each of the markets where we operate, we plan to take advantage of our scalability and acquire local catering companies with strong ties to the region’s corporate community. We also intend to work closely with landlords and property managers to upgrade the amenities they offer in their buildings by making our Delivery/Casual Catering Services and food products available to their tenants. In addition, by the end of the calendar year we expect to grow our Wholesale business by strategically aligning with large retail stores. There can be no assurance, however, that we will acquire or open such additional café locations or catering companies or enter into any such strategic alliances.

Recent Acquisitions

Acquisition of Brother’s Restaurant & Deli

On October 19, 2007, we acquired Brother’s Restaurant & Deli, adding three Retail Cafés and two catering facilities in San Diego, California. The purchase price was comprised of $2.4 million cash, shares of common stock having a fair value of $250,000 based on the closing price as of the date of the agreement, $150,000 due 90 days from the closing date and another $150,000 due 120 days after the close, and upon the occurrence of certain events, additional shares of common stock having a fair value of $50,000 based on the closing price as of the date of the agreement. No liabilities were assumed by us. We also assumed the leases for the three locations. Brother’s generated approximately $3.0 million in revenue in 2006.

Acquisition of Jackrabbit, LLC

On March 9, 2007, we acquired substantially all of the assets of Jackrabbit, LLC, a Seattle-based catering business for cash of approximately $630,000, a $150,000 promissory note and 400,000 shares of common stock. Jackrabbit has been serving downtown Seattle businesses since 1996 with premium box lunches and casual catering. Jackrabbit generated approximately $1.85 million in revenue in 2006.

Suppliers

We have not experienced any material shortages of food, equipment, fixtures or other products which are necessary to our operations and we anticipate no such shortages of products. Sysco Food Service and Amercian Paper and Plastics are our two principal suppliers of food products and paper and packaging supplies. Sysco Food Services, which provides us goods from approximately 15 major manufacturers, supplies approximately 27.5% of all products purchased and American Paper and Plastic supplies approximately14.6% of all products purchased. Generally, alternate suppliers are available for all of our raw materials and supplies.

Dependence on Major Customers

We are not dependent on any major customers. No single customer of ours accounted for more than 10% of our total sales during 2007.

Environment and Energy

Various federal, state and local agencies have adopted regulations that affect the discharge of materials into the environment or which otherwise relate to the protection of the environment. We do not believe that such regulations will have a material effect on our operations, our capital expenditures, earnings or our competitive position. However, we cannot predict the effect of future environmental legislation or regulations.

Companies involved in the food industry use significant amounts of energy in their operations. Our principal sources of energy for our operations are electricity and natural gas. To date, the supply of energy available to us has been sufficient to maintain normal operations.

Government Regulation

 We operate in the perishable food industry. The development, manufacture and marketing of products sold by us may be subject to extensive regulation by various government agencies, including the U.S. Food and Drug Administration and the U.S. Federal Trade Commission, as well as various state and local agencies. These and other agencies regulate production processes, product attributes, packaging, labeling, advertising, storage and distribution and establish and enforce standards for safety, purity and labeling. In addition, other governmental agencies (including the U.S. Occupational Safety and Health Administration), establish and enforce health and safety standards and regulations in the workplace, including those in our retail locations. Our retail locations are subject to inspection by federal, state, and local authorities.

Information Technology

We have integrated information technology systems that facilitate efficient and scalable operations throughout our operations.

Employees

As of March 11, 2007, we had a workforce of approximately 316 employees, consisting of 251 full-time and 65 part-time employees. None of our employees are represented by a collective bargaining agreement, nor have we experienced any work stoppages.

Trademark and Website

We have registered our stylized logo, and we have registered the Internet domain name “www.organictogo.com.”

LEGAL PROCEEDINGS

On January 8, 2008, Esther Sanchez, a former employee of Organic To Go, Inc., our wholly owned subsidiary, brought suit against us seeking damages in the Superior Court of the State of California for the County of Los Angeles claiming wrongful termination, sexual harassment and related causes of action in connection with the termination of Ms. Sanchez’s employment with us. Our employment practices liability insurer has agreed to provide a defense on our behalf, subject to a reservation of rights letter and the terms and conditions of its insurance policy.

We are currently in mediation pursuant to the Standard Form of Agreement with Wheelihan Construction, Inc. This matter arose out of tenant improvements made by Wheelihan Construction, Inc. and its subcontractors at one of our retail locations in San Diego, California. In connection with the matter, four subcontractors/suppliers have commenced actions against us, Wheelihan Construction, Inc. and other defendants.

From time to time, we are subject to various legal proceedings and claims that may arise in the ordinary course of business. Our management currently believes that resolution of such legal matters will not have a material adverse impact on us.

DESCRIPTION OF PROPERTY

Our principal executive offices are located at 3317 Third Avenue South, Seattle, Washington 98134. This facility consists of approximately 13,500 square feet of office space pursuant to a lease that expires on December 31, 2011.

We lease space for our retail properties as needed for our business operations from time to time. We believe that we will continue to be able to find and lease the properties we need on reasonable terms. However, there can be no assurance that we will be able to find suitable locations for our planned expansion or for continued operations. We believe that the condition of all of the properties we lease are generally adequate for their respective purposes.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the results of operations and financial condition of Organic To Go Food Corporation for the years ended December 31, 2007 and 2006 should be read in conjunction with our financial statements and the notes to those financial statements that are included elsewhere in this prospectus. This discussion includes forward-looking statements based upon current expectations that involve risks and uncertainties, such as plans, objectives, expectations and intentions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of a number of factors. Words such as “anticipate,” “estimate,” “plan,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “may,” “will,” “should,” “could,” and similar expressions are used to identify forward-looking statements.

Overview

Organization and Business - Organic Holding Company, Inc., d/b/a Organic To Go, whose name was changed to Organic To Go, Inc. effective February 27, 2007, is a wholly owned subsidiary of Organic To Go Food Corporation and was incorporated in the state of Delaware in February 2004. We provide convenient cafés which prepare and serve “grab and go” lunch, dinner, and breakfast foods and beverages prepared using organic ingredients, whenever possible. We also distribute our products through delivery, catering and select wholesale accounts. In October 2006, we expanded our catering operations in the California area by acquiring the assets of a catering operation headquartered in Los Angeles, California. In March 2007, we expanded our catering operations by acquiring the assets of a catering operation located in Seattle, Washington, and in July, September and October 2007 we further expanded our operations by acquiring the assets of six retail and catering stores in San Diego, California. In February 2007, we completed a reverse merger with SP Holding Corporation, a public shell company. At December 31, 2007, we operated five stores in Washington and eighteen stores in California, with central kitchens in each market.

Management believes we have the opportunity to capture increasing market share in all three of our business channels: Delivery/Catering, Retail, and Wholesale “grab & go” convenience foods, by providing customers with delicious, healthy, wholesome and organic food choices. Management is focused in the near and long term on the challenges and risks that we face in expanding our business. These include our ability to obtain retail, catering and wholesale locations, building a sufficient infrastructure to support our expansion, and obtaining a customer base and margin improvement sufficient to achieve and sustain profitability.

Basis of Presentation and Liquidity - Since our inception, we have funded operations and business development and growth through debt and equity financings. In this regard, during 2006, we raised approximately $8.1 million pursuant to sales of debt and equity securities in connection with our private placement and subordinated debt offerings. Further, during the three months ended March 31, 2007, proceeds of approximately $6.9 million were received from the sale of equity securities in connection with our merger with SP Holding Corporation and concurrent private placement, and approximately $5.3 million of notes payable were converted into shares of common stock. Additionally, during the three months ended June 30, 2007, proceeds of approximately $6.7 million were received from the sale of debt and equity securities. In October 2007, we closed a private placement offering and issued approximately 3.2 million shares of common stock and warrants to purchase approximately 1.5 million shares of common stock. The aggregate gross proceeds raised by the Company were approximately $5.7 million. In January 2008, we closed a private placement offering and issued approximately 1.4 million shares of Company common stock and warrants to purchase approximately 0.6 million shares of common stock. The aggregate gross proceeds raised by the Company were approximately $2.0 million. Also, in February 2008, we closed a private placement offering and issued approximately 7.1 million shares of common stock, a warrant to purchase approximately 4.3 million shares of common stock and a conditional warrant to purchase shares of common stock, which may only be exercised under certain circumstances. The aggregate gross proceeds raised by the Company were $10.0 million. Our management intends to continue to be engaged in additional fund-raising activities to fund future capital expenditures, potential acquisitions of businesses, and provide additional working capital.

Critical Accounting Policies and Estimates

Management's discussion and analysis of financial condition and results of operations are based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported net sales and expenses during the reporting periods. On an ongoing basis, estimates and assumptions are evaluated. Estimates are based on historical experience and on various other factors believed reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. A summary of significant accounting policies is presented in Note 1 to our financial statements included elsewhere in this prospectus. The following accounting policies are considered the more critical to aid in understanding and evaluating our results of operations and financial condition.

Use of Estimates - In preparing the financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the financial statements, as well as the reported amounts of revenues and expenses during the reporting years. Actual results could differ from those estimates. The more significant accounting estimates inherent in the preparation of our financial statements include estimates as to the depreciable lives of property and equipment, recoverability of long-lived assets, valuation of inventories, valuation of equity related instruments issued, and valuation allowance for deferred income tax assets.

Inventory - Inventory, which consists primarily of food, beverages and packaging products, is stated at the lower of cost or market. Cost is determined on a first-in, first-out basis. In assessing the ultimate realization of inventories, our management makes judgments as to future demand requirements compared to current inventory levels.

Impairment of Long-lived Assets - Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Impairment of long-lived assets would be recognized in the event that the net book values of such assets exceed the future undiscounted cash flows attributable to such assets. No impairment of long-lived assets was recognized for any of the periods presented.

Intangible Assets - In connection with acquisitions in 2006 and 2007 of certain assets of catering businesses and other retail store locations we acquired certain identifiable intangible assets including customer-based intangibles. These acquisitions have been accounted for in accordance with SFAS No. 141. Amounts allocated to intangible assets were identified by management and have been valued on a number of factors. The estimate of useful lives of each intangible asset was based on an analysis by management of all pertinent factors. Management selected an estimated useful life of two years for each identifiable intangible asset.

Revenue Recognition - Revenues are recognized at the point of sale at retail locations or upon delivery of products for delivery and wholesale transactions.

Cost of Sales - Cost of sales includes the cost of food, beverages and paper products.

Income Taxes - We account for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes,” which requires recognition of deferred tax assets and liabilities for expected future tax consequences of events that have been included in financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to amounts expected to be realized. We continue to provide a full valuation allowance in order to reduce our net deferred tax asset to zero, inasmuch as our management has not determined that realization of deferred tax assets is more likely than not. The provision for income taxes represents the tax payable for the period and change during the period in net deferred tax assets and liabilities.

Stock-based Compensation - In December 2004, the FASB released SFAS 123R. SFAS 123R sets forth the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise, or (b) liabilities that are based on the fair value of the enterprise's equity instruments or that may be settled by the issuance of such equity instruments. The statement eliminates the ability to account for share-based compensation transactions using APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and generally requires instead that such transactions be accounted for using a fair-value-based method, which requires recording an expense over the requisite service period for the fair value of all options or warrants granted to employees and consultants. We adopted SFAS 123R effective beginning January 1, 2006.

Results of Operations

Sales - Sales for 2007 increased approximately 65%, to $15.9 million, as compared with $9.7 million for 2006. Retail sales were $7.1 million during 2007, an increase of approximately 37% over $5.2 million during the comparative prior year. Retail sales comprised 45% of total sales in 2007 compared to 54% of total sales in 2006. The increase in retail sales is primarily a result of the addition of eleven new Retail Cafés that were opened or acquired during 2007. In 2007, we ended the year with 23 Retail Cafés as compared with 12 at the end of 2006.

Delivery/Catering sales were $6.6 million during 2007, an increase of $3.3 million, or approximately 100% over $3.3 million during 2006. Delivery/Catering sales comprised 41% of total sales in 2007 as compared with 34% for the prior year. The increase in delivery/catering sales during 2007 is attributable to the acquisition of catering businesses in Seattle and San Diego in addition to increased business volume in all delivery/catering operations.

Wholesale sales were $2.2 million during 2007, an increase of $1.1 million, as compared with $1.1 million during 2006. Wholesale sales comprised 14% of total sales in the 2007 period as compared with 12% in 2006. The increase in wholesale sales is due to our entrance in the San Diego market and increased business volume in existing markets.

Cost of Sales - Cost of sales includes the cost of food and paper products. Cost of sales for 2007 increased approximately 51%, to $7.4 million, as compared with $4.9 million for 2006. Cost of sales for 2007 was approximately 46% as a percent of sales as compared with 50% during the comparative prior year period. During 2007, we were able to negotiate lower costs on our food and paper products and reduce the amount of food waste and spoilage.

Gross Profit - Gross profit increased approximately 78%, to $8.5 million for 2007, as compared with $4.8 million for 2006. Gross profit for 2007 was approximately 54% of sales as compared with 50% during 2006. In addition to negotiating lower costs on our food and paper products and reducing the amount of food waste and spoilage, we also increased retail and wholesale prices during the year to improve our gross margin.

Operating Expenses - Operating expenses for 2007 increased approximately 53%, to $16.1 million, as compared with $10.5 million for 2006. Operating expenses are comprised primarily of labor, and, to a lesser extent, occupancy, utilities, and selling, general and administrative expenses. Operating expenses increased in 2007 as compared with 2006, primarily due to increased labor and related costs as a result of continued growth since the prior year, including the acquisition of two catering businesses, increasing the number of Retail Cafés from 12 in 2006 to 23 in 2007, and preparing for future growth. During 2007, we recorded $498,000 in non-recurring, one-time expenses, including significant upfront expenses to research and open locations in San Diego, the first new geographic territory since the acquisition of Briazz in 2005.

Depreciation and Amortization - Depreciation and amortization expense for 2007 increased to $4.0 million as compared with $1.2 million during 2006, due primarily to amortization of identifiable intangible assets acquired in the catering and retail business acquisitions in the latter part of 2006 and throughout 2007. Depreciation and amortization for 2007 were approximately 25% of sales as compared with 12% during 2006.

Loss from Operations - Loss from operations during 2007 increased to approximately $11.5 million as compared with $6.9 million during 2006. The increase in loss from operations over the prior year is the result of an increase in gross profit of $3.7 million being offset by a $5.6 million increase in operating expenses, and an increase in depreciation and amortization of $2.8 million

Interest Expense, Net - Interest expense, net for 2007, decreased to $691,000 as compared with $1.1 million for the prior year. The decrease was primarily due to the increase in debt from July 2006 through March 2007, prior to $5.3 million of debt being converted into equity in March 2007.

Net Loss - Net loss in 2007 increased to approximately $12.1 million as compared with $8.0 million in 2006.

Liquidity and Capital Resources

As planned, we have funded operations through financing activities consisting primarily of private placements of debt and equity securities. Our management intends to raise additional debt and equity financing to fund future expansion and capital expenditures, operations and to provide additional working capital. During 2006, we raised approximately $8.1 million pursuant to sales of debt and equity securities in connection with our 2006 private placement and subordinated debt offerings. Further, during the three months ended March 31, 2007, proceeds of approximately $6.9 million were received from the sale of equity securities in connection with our merger with SP Holding Corporation and concurrent private placement, and approximately $5.3 million of notes payable were converted into shares of common stock. Additionally, during the three months ended June 30, 2007, proceeds of approximately $6.7 million were received from the sales of debt and equity securities. In October 2007, we closed a private placement offering and issued approximately 3.2 million shares of common stock and warrants to purchase approximately 1.5 million shares of common stock. The aggregate gross proceeds raised by us were approximately $5.7 million. In January and February 2008, proceeds of approximately $12.0 million were received from the sales of equity securities. We intend to continue to be engaged in additional fund-raising activities to fund future capital expenditures, potential acquisitions of businesses, and provide additional working capital.

Net cash used by operating activities was approximately $9.7 million in 2007 and $6.0 million in 2006. The increase in cash used by operating activities was due primarily to the increase in net loss as adjusted for depreciation and amortization expense.

Net cash used in investing activities was approximately $7.2 million and $1.2 million for 2007 and 2006, respectively. Uses of cash flow for investing activities in 2007 primarily related to capital expenditures associated with business expansion for the acquisition of store and kitchen fixtures, equipment and leasehold improvements.

Net cash provided by financing activities was approximately$16.7 million and $7.8 million for 2007 and 2006, respectively. The increase of net cash provided in 2007 was due to an increase in proceeds, net of issuance costs, from the issuance of common stock in private placements.

On January 25, 2008, we entered into a Securities Purchase Agreement (with select accredited investors related to the sale of common stock of the Company and warrants to purchase shares of common stock. We closed the private placement on January 25, 2008, and issued an aggregate of 1,428,572 shares of common stock and warrants to purchase an aggregate of 642,858 shares of common stock. The aggregate gross proceeds raised by us were approximately $2.0 million. Each share was sold at $1.40 per share. The warrants expire five (5) years from the date of issue and may be exercised at $2.50 per share, subject to adjustment in certain circumstances. The private placement was conducted pursuant to Section 4(2) of the Securities Act and Rule 506 promulgated thereunder.

On February 19, 2008, we entered into a Securities Purchase Agreement with W.Health L.P., relating to the sale of (i) our common stock, (ii) an unconditional warrant to purchase common stock and (iii) a conditional warrant to purchase common stock. Pursuant to the terms of the Securities Purchase Agreement, we sold and issued to W.Health L.P. 7,142,857 shares of common stock at a price of $1.40 per share, for a total purchase price of $10.0 million.

The unconditional warrant provides W.Health L.P. the right to purchase 4,285,715 shares of common stock at an exercise price of $2.50 per share, subject to adjustment under certain circumstances. The unconditional warrant is exercisable at any time through February 27, 2013 and may be exercised on a cashless basis.

The conditional warrant is exercisable only under certain circumstances, including (i) our failure to become listed on The NASDAQ Stock Market or the American Stock Exchange on or before February 27, 2011, (ii) our failure to maintain listing on The NASDAQ Stock Market or the American Stock Market for certain specified time periods or (iii) if we are acquired by or merge with another unaffiliated entity for consideration to the Company of an amount equal to or less than $2.50 per share before February 27, 2013 (each, an “Exercise Event”). Upon the occurrence of an Exercise Event, the W.Health L.P. will have the right to purchase such number of shares of common stock, calculated as of the initial date of exercise, equal to twenty percent (20%) of the total number of shares of capital stock on a fully diluted basis, taking into account such issuance, using the treasury method, at an exercise price of $0.001 per share, subject to adjustment under certain circumstances. The conditional warrant will expire upon the occurrence of certain specific events, but in any event, no later than February 27, 2013. The conditional warrant may be exercised on a cashless basis.

In connection with the sale of common stock to W.Health, L.P., we entered into registration rights agreements, which require us to file with the SEC and cause to be made effective, initial registration statements covering the resale of the common stock and the common stock issuable upon exercise of the warrants within specified time periods

Subsequent to December 31, 2007, we entered into new leases for computer hardware and software, furniture, fixtures and equipment in our cafés, which provide for additional minimum future lease payments over their three-year terms of approximately $1.0 million including interest.

DIRECTORS AND EXECUTIVE OFFICERS

The table below sets forth information regarding our current directors and executive officers. All of our directors and executive officers, other than Andrew Jacobs and Gunnar Weikert, have held their positions with us since February 12, 2007, which is the date when we acquired Organic Holding Company, Inc. Prior to the merger, Mark Schaftlein served as our sole officer and director since January 2004.

Name	Age	Position
Jason Brown	50	Chief Executive Officer and Chairman
Michael Gats	49	Chief Financial Officer
Andrew Jacobs	50	Senior Vice President of Operations
Dave Smith	64	Director
Peter Meehan	50	Director
Roy Bingham	44	Director
Douglas Lioon	50	Director
S.M. “Hass” Hassan	58	Director
Gunnar Weikert	44	Director

Jason Brown served as Chief Executive Officer and Chairman of the Board of Directors of Organic To Go, Inc. since its inception in February 2004. Mr. Brown has more than 25 years of experience in branded direct to consumer retail operations. From 2000 through March 2003, Mr. Brown served as the Chief Executive Officer of Custom Nutrition Services, a company which provided consumers with personalized vitamin solutions based on tailored medical expertise which he founded. In April 2003, Custom Nutrition Services was sold to Drugstore.com for $5.6 million in cash and stock. From 1995 to 2000, Mr. Brown served as the Chief Executive Officer of Concept Development, an alternative healthcare consulting firm. From 1990 to 2000, Mr. Brown served as a Managing Director for Columbia Sportswear NZ/Australia, an international sportswear manufacturer and retailer. From 1978 to 1989, Mr. Brown served as the Chief Executive Officer of Cotton Comfort, a vertically integrated cotton clothing store chain.

Michael Gats has served as Chief Financial Officer since January 2008. Prior to joining the Company, Mr. Gats served as Chief Financial Officer, Vice President and Corporate Secretary of Cutter & Buck, Inc., which was a publicly traded company operating in the sportswear and outerwear industry. Before joining Cutter & Buck in 1999, Mr. Gats was Chief Financial Officer at a privately held food manufacturing and distribution company, Director of Finance at a Seattle-based apparel company and spent ten years in public accounting with KPMG. He received a Bachelors degree in business with a major in accounting from Gonzaga University.

Andrew Jacobs has served as Senior Vice President of Operations since April 27, 2007. Mr. Jacobs has 27 years of experience in all aspects of food service operations, including significant experience in the research and development of menus and recipes. Prior to joining us, Mr. Jacobs worked with Costco Wholesale since 1991, directing all U.S. food service operations and focusing on business related to food court and deli operation. Mr. Jacobs oversaw the growth and expansion of Costco’s food court and service deli departments to over $500 million in annual sales. Prior to working for Costco, Mr. Jacobs worked as a consultant and operator in restaurant management, restaurant real estate and food service contract management.

Dave Smith served as a director of Organic To Go, Inc. since its inception in February 2004. Mr. Smith is the co-founder of Smith & Hawken, the garden tool company. From July of 1979 to September of 1988, Mr. Smith served as President and Chief Operating Officer of Smith & Hawken. From September of 1997 to June of 2001, Mr. Smith served as the Vice President of Catalog/Internet Marketing and Operations of Seeds of Change. Since June of 2001, Mr. Smith has worked as an independent consultant to a variety of companies. Mr. Smith has been involved in the retail and catalog industries as an executive and consultant for over 20 years with companies such as SelfCare, Real Goods, Diamond Organics, Seeds of Change and Organic Bouquet.

Peter Meehan served as a director of Organic To Go, Inc. since its inception in February 2004. Mr. Meehan has served as the Chief Executive Officer of Newman's Own Organics since it was co-founded in 1993 by Mr. Meehan, Paul Newman and Nell Newman.

Roy Bingham served as a director of Organic To Go, Inc. since its inception in February 2004. In 2006, Mr. Bingham co-founded NourishLife, LLC, an online marketer of branded nutritional solutions. Previously, Mr. Bingham founded and served as a Managing Director of Health Business Partners, LLC, a specialist investment banking firm. From 1995 to 1997, Mr. Bingham served as a consultant with McKinsey & Company in Boston, where he provided management-consulting services to several Fortune 500 companies. From 1988 to 1993, Mr. Bingham worked in London, England as the corporate treasurer and eventually a Board member of Paragon, PLC. Mr. Bingham earned a Masters Degree in Business Administration with distinction from Harvard Business School in 1995.

Douglas Lioon served as a director of Organic To Go, Inc. since its inception in February 2004. Mr. Lioon joined HVL Incorporated, a healthcare and nutritional products company whose principal brand is Douglas Laboratories, in 1978 as a Sales Representative and served as its President from 1985 to December 2005, when HVL Incorporated was sold to Atrium Biotechnologies Inc. for $92 million. Mr. Lioon created and developed the Douglas Laboratories brand, a leading dietary supplement company, and engineered its vertical integration strategy growing Douglas Laboratories into one of the leaders in the practitioner segment of the dietary supplement industry.

S.M. “Hass” Hassan served as a director of Organic To Go, Inc. since December 2006. Since June 2006, Mr. Hassan has served as a member of the Board of Directors of Whole Foods Markets, a leading natural food supermarket chain. In 1979, Mr. Hass founded Alfalfa’s Markets, a whole food supermarket chain, and served as its President and Chief Executive Officer until 1996. From 1996 to 1998, Mr. Hassan served as the President of Wild Oats Markets, a whole food supermarket chain. In 1999, Mr. Hassan founded Fresh & Wild, the United Kingdom’s leading retailer of organic foods, and served as its Executive Chairman until its sale to Whole Foods Markets in 2004. During his career, Mr. Hassan has received many industry recognitions, including the Chain Store Retail Executive of the Year, Boulder Entrepreneur of the Year and EY National Entrepreneur of the Year. Since 2004, Mr. Hassan has been working as an active board member and investor in several companies in the natural products industry.

Gunnar Weikert has served as a director of the Company since February 2008. Dr Weikert is founder and CEO of Inventages Venture Capital Inc., a leading venture capital fund specializing in life sciences.  Prior to founding Inventages, Dr. Weikert held the position of Senior Vice President and Global Head for Life Science Deals at Bayer AG. Dr Weikert has a MD and a PhD in metabolic science from University of Düsseldorf. He also received an MBA education.

Arrangements and Understandings

All of the Company’s officers and directors, with the exception of Michael Gats, Andrew Jacobs and Gunnar Weikert, were appointed to their respective positions in connection with that certain Agreement and Plan of Merger and Reorganization, dated as of January 11, 2007, by and among the Company, Organic Acquisition Corporation and Organic Holding Company, Inc., pursuant to which the Company acquired its wholly owned subsidiary, Organic Holding Company, Inc.

Dr. Weikert was appointed as a director of the Company in connection with that certain Securities Purchase Agreement, dated as of February 19, 2008, by and between the Company and W.Health L.P., an affiliate of Inventages Venture Capital Inc., pursuant to which the Company sold 7,142,857 shares of common stock to W.Health L.P. for $10 million. Dr. Weikert is founder and CEO of Inventages Venture Capital Inc. Pursuant to the Securities Purchase Agreement, if Dr. Weikert resigns or dies, the remaining directors of the Company will be required to elect a new designee of the W.Health L.P. to serve on the Company’s Board of Directors. The Board of Directors of the Company may not take any action to remove Dr. Weikert or his designated successors without the written consent of W.Health L.P., and is required to nominate Dr. Weikert or his designated successors for election or re-election at each annual meeting of the Company’s stockholders. Dr. Weikert, or his designated successors, have the right to sit on any committee established by the Board of Directors.

Board of Directors

The Company’s Board of Directors is currently composed of seven members. Mr. Brown has been elected as the Chairman of the Board of Directors. In this capacity he is responsible for presiding at the meetings of the Board of Directors. All directors are elected annually and serve until the next annual meeting of stockholders or until the election and qualification of their successors. There are no family relationships between any of our directors or executive officers.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding our common stock beneficially owned on March 31, 2008, for (i) each executive officer and director, (ii) all executive officers and directors as a group and (iii) each stockholder known to be the beneficial owner of more than 5% of our outstanding common stock.

Name of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership of common stock (2)	Percent of Class of Common Stock
Officers and Directors:
Jason Brown (3)	2,669,122	7.2%
Michael Gats (4)	39,375	*
Andrew Jacobs (5)	143,245	*
Dave Smith (6)	124,687	*
Peter Meehan (7)	100,403	*
Roy Bingham (8)	226,153	*
Douglas Lioon (9)	570,990	1.5%
S.M. “Hass” Hassan (10)	142,967	*
Gunnar Weikert (11)	10,416	*
All directors and executive officers as a group (9 persons) (12)	4,127,413	11.0%
More than 5% Beneficial Owners:
W.Health L.P. (13)	11,428,572	28.13%
Adam Usdan (14)	3,039,473	8.2%
Trellus Management Company, LLC (14)	3,039,473	8.2%

*	Less than 1%

(1)	Unless otherwise indicated, the address of the beneficial owner is c/o Organic To Go Food Corporation, 3317 Third Avenue South, Seattle, Washington 98134.
(2)
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock which are purchasable under options or warrants which are currently exercisable, or which will become purchasable or exercisable no later than 60 days after March 31, 2008, are deemed outstanding for computing the percentage of the person holding such options or warrants, but not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote and subject to community property laws where applicable, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

(3)	Mr. Brown’s holdings consist of 2,183,161 shares of common stock, options to purchase 474,093 shares of common stock and warrants to purchase 11,868 shares of common stock.
(4)	Mr. Gats’ holdings consist of 39,375 shares of restricted stock.
(5)	Mr. Jacobs’ holdings consist of options to purchase 143,245 shares of common stock.
(6)	Mr. Smith’s holdings consist of 58,255 shares of common stock, options to purchase 66,283 shares of common stock and warrants to purchase 149 shares of common stock.
(7)	Mr. Meehan’s holdings consist of 41,868 shares of common stock and options to purchase 58,535 shares of common stock.
(8)	Mr. Bingham’s holdings consist of 167,380 shares of common stock, options to purchase 58,535 shares of common stock and warrants to purchase 238 shares of common stock.

(9)	Mr. Lioon’s holdings consist of 500,587 shares of common stock, options to purchase 58,535 shares of common stock and warrants to purchase 11,868 shares of common stock.
(10)	Mr. Hassan’s holdings consist of 66,000 shares of common stock, options to purchase 48,067 shares of common stock and warrants to purchase 28,900 shares of common stock.
(11)	Dr. Weikert’s holdings consist of options to purchase 10,416 shares of common stock.
(12)	Consists of 3,056,626 shares of common stock, 39,375 shares of restricted stock, options to purchase 1,017,764 shares of common stock and warrants to purchase 53,023 shares of common stock.
(13)
Consists of 7,142,857 shares of common stock and warrants to purchase 4,285,715 shares of common stock. The address of the beneficial owner is c/o Inventages Whealth Management Inc., Winterbotham Place, Marlborough & Queen Streets, P. O. Box N-3026, Nassau, The Bahamas.

(14)
Consists of 2,239,473 shares of common stock and warrants to purchase 800,000 shares of common stock. Adam Usdan and Trellus Management Company LLC share voting and investment control over the shares. The address of each beneficial owner is 350 Madison Avenue, 9 Floor, New York, New York 10017. The Company is reporting this stock ownership based upon a Schedule 13G filed with the SEC.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Mark Schaftlein was our sole officer and director during the fiscal year ended December 31, 2006. From time to time, we utilized the services of a consulting firm where Mr. Schaftlein is a managing partner. The fees paid to the firm were $50,727 and $15,000 in years 2005 and 2004, respectively. We did not pay fees to Mr. Schaftlein’s consulting firm for the year ended December 31, 2006. Mr. Schaftlein resigned from all of his positions with us on February 12, 2007 upon consummation of our merger with Organic Holding Company, Inc.

EXECUTIVE COMPENSATION

Summary Compensation

The following table sets forth information concerning compensation paid to our named executive officers:

SUMMARY COMPENSATION TABLE (1)

Name and principal position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards ($) (e)	Option Awards ($) (f) (4)		All Other Compensation ($) (i)		Total ($) (j)
Jason Brown, Chief Executive	2007	224,998	—	—	658,732	(5)	5,000	(6)	888,730
Officer and Chairman (2)	2006	156,924	—	—	3,600	(7)	5,000	(8)	165,524
Mark Schaftlein, Former Chief	2007	—	—	—	—		—		—
Executive Officer (3)	2006	—	—	—	—		—		—
Andrew Jacobs, Senior Vice President of Operations (9)	2007	131,538	—	—	514,500	(10)	—		646,038

(1)  Our named executive officers did not receive any Non-Equity Incentive Plan Compensation or Nonqualified Deferred Compensation Earnings during the years ended December 31, 2006 or 2007. Accordingly, columns (g) and (h) of the foregoing table relating to such items were omitted from the tabular presentation.

(2)  Mr. Brown was appointed as our Chief Executive Officer and Chairman on February 12, 2007 in connection with our merger with Organic To Go, Inc. The compensation set forth for the fiscal year ended December 31, 2006, reflects amounts earned by Mr. Brown for his services as Chief Executive Officer and Chairman of Organic To Go, Inc.

(3)  Mr. Schaftlein resigned as our sole officer and director on February 12, 2007.

(4)  The amount in the “Option Awards” column is calculated using the provisions of SFAS 123R for the fiscal years ended December 31, 2006 and December 31, 2007. For a description of SFAS 123R and the assumptions used in determining the value of the options, see the notes to the financial statements included in our Annual Report on Form 10-K filed on March 31, 2008.

(5) Effective upon the closing of our merger with Organic To Go, Inc., we issued to Mr. Brown options to purchase 1,246,674 shares of common stock at an exercise price of $1.38 per share. The amount issued was equal to 5% of the outstanding shares of our common stock as of the closing of the merger determined on a fully-diluted basis. Except in connection with a change of control, 25% of such options vest after 12 months of employment, with the remainder vesting monthly over the next three years, for a total vesting period of 48 months. All of Mr. Brown’s options vest immediately if, within 12 months after a change in control Mr. Brown is terminated for any reason other than for cause or if Mr. Brown terminates his employment for good reason.

(6) Mr. Brown received $5,000 in director’s fees in 2007.

(7) The Board of Directors of our wholly owned subsidiary, Organic To Go, Inc., approved the issuance of options to purchase 60,000 shares of Organic To Go, Inc. common stock to Mr. Brown in 2006. The options had a term of 10 years, an exercise price of $0.12 per share and vested monthly over two years from January 1, 2006. Pursuant to our merger with Organic To Go, Inc., Mr. Brown’s options to purchase 60,000 shares of Organic To Go, Inc. common stock were converted into options to purchase 41,869 shares of Organic To Go Food Corporation common stock, with the same term and vesting as the prior options and with an exercise price of $0.17 per share.

(8) Mr. Brown received $5,000 in director’s fees in 2006.

(9) Mr. Jacobs was appointed as Senior Vice President of Operations on April 27, 2007.

(10) On May 15, 2007, the Company issued Mr. Jacobs options to purchase 461,601 shares of common stock. The options have a term of 10 years and an exercise price of $2.23 per share. Options to purchase 25,000 and 109,150 shares of common stock vest on May 16, 2007 and April 27, 2008, respectively, with the remaining options to purchase 327,451 shares of common stock vesting monthly in equal installments over a three year period thereafter.

Outstanding Equity Awards

The following table presents information regarding outstanding equity awards held by our named executive officers as of December 31, 2007.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END (1)
OPTION AWARDS
Name (a)	Number of Securities Underlying Unexercised Options (#) Exercisable (b)		Number of Securities Underlying Unexercised Options (#) Unexercisable (c)		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (d)	Option Exercise Price ($) (e)	Option Expiration Date (f)
Jason Brown	38,380	(2)	3,489	(2)	-0-	$0.17	2-29-16
	-		1,246,674	(3)	-0-	$1.38	2-11-16
Mark Schaftlein	-		-		-	-	-
Andrew Jacobs	-		461,601	(4)	-0-	$2.23	5-15-17

(1) Our named executive officers did not receive any stock awards during the year ended December 31, 2007 or have any stock awards at such date. Accordingly, columns (g), (h), (i) and (j) of the foregoing table relating to such items were omitted from the tabular presentation.

(2) The options vest monthly in equal installments over a two year period beginning on January 1, 2006 and ending on January 1, 2008, with the first installment vesting on February 1, 2006.

(3) Options to purchase 311,668 shares of common stock vest on February 12, 2008, with the remaining options to purchase 935,006 shares of common stock vesting monthly in equal installments over a three year period thereafter.

(4) Options to purchase 25,000 and 109,150 shares of common stock vest on May 16, 2007 and April 27, 2008, respectively, with the remaining options to purchase 327,451 shares of common stock vesting monthly in equal installments over a three year period thereafter.

Director Compensation

The following table presents information regarding outstanding compensation paid to our directors as of December 31, 2007. Each director was paid an annual director’s fee of $5,000.

DIRECTOR COMPENSATION (1)
Name (a) (2)	Fees Earned or Paid in Cash ($) (b)	Option Awards ($) (d) (3)		All Other Compensation ($) (g)		Total ($) (j)
Dave Smith	$5,000	$-		36,000	(4)	$41,000
Peter Meehan	$5,000	$-		-		$5,000
Roy Bingham	$5,000	$-		-		$5,000
Douglas Lioon	$5,000	$-		-		$5,000
S.M. “Hass” Hassan	$5,000	$22,000	(5)	-		$27,000

(1) None of the directors received any Non-Equity Incentive Plan Compensation or Non-Qualified Deferred Compensation Earnings during the year ended December 31, 2007. Accordingly, columns (e) and (f) of the foregoing table relating to such items were deleted from the tabular presentation.

(2) Mr. Brown also serves as a director. He does not receive any additional compensation beyond that disclosed in the “Summary Compensation Table” set forth above for his services as a director.

(3) The amount in the “Option Awards” column is calculated using the provisions of SFAS 123R for the fiscal year ended December 31, 2007. For a description of SFAS 123R and the assumptions used in determining the value of the options, see the notes to the financial statements included in our Annual Report on Form 10-K filed on March 31, 2008.  As of December 31, 2007, each of the directors, other than Mr. Smith and Mr. Hassan, held options to purchase 41,869 shares of Organic To Go Food Corporation common stock. As of December 31, 2007, Mr. Smith and Mr. Hassan held options to purchase 56,174 and 66,869 shares of Organic To Go Food Corporation common stock respectively.

(4) Mr. Smith was paid $41,000 in consulting fees.

(5) On September 25, 2007, Mr. Hassan was granted options to purchase 25,000 shares of common stock, with a term of 10 years, and an exercise price of $1.82 per share. 25% of the options vest after 12 months of employment, with the remainder vesting monthly in equal installments over the next three years, for a total vesting period of 48 months. The options were issued to Mr. Hassan in connection with services rendered relating to specialty retail development.

Employment Agreements

Jason Brown

On February 7, 2008, we entered into a new employment agreement with Jason Brown, our Chairman, President and Chief Executive Officer. The summary of Mr. Brown’s employment agreement presented below is qualified in its entirety by reference to full text of the employment agreement, which was filed with our Current Report on Form 8-K filed with the SEC on February 13, 2008.

Unless the employment agreement is terminated earlier in accordance with its terms, the Company will employ Mr. Brown until February 7, 2011. After February 7, 2011, the employment agreement will automatically renew for successive 1 year terms unless either party gives the other written notice of its election not to renew the agreement.

Pursuant to the employment agreement, we are obligated to pay Mr. Brown a base salary of $250,000 per year as base compensation, subject to annual increases at the discretion of our Board of Directors. In addition, Mr. Brown is eligible to receive a cash incentive bonus of 35% of base compensation as determined in accordance with the following formula:

•	25% is based on Mr. Brown achieving certain performance goals mutually agreed upon by him and the Board of Directors each year;

•	25% is determined at the discretion of the Board of Directors; and

•	50% is based on achievement of performance goals by the Company, which will be mutually agreed upon by Mr. Brown and the Board of Directors each year.

We will also provide Mr. Brown and his family with certain health, dental and vision benefits and Mr. Brown is entitled to receive reimbursements for all necessary and reasonable travel, entertainment and other business expenses in connection with his duties.

In the event that Mr. Brown’s employment with us is terminated due to permanent disability, or for any other reason other than for cause, we will (i) continue to provide and pay for health benefits to Mr. Brown and his family for a 12 month period following the date of termination, (ii) pay to Mr. Brown a lump sum equal to Mr. Brown’s annual base compensation and (iii) except in the case of Mr. Brown’s permanent disability, provide Mr. Brown with certain outplacement services and assistance for a 12 month period following the date of termination.

Mr. Brown’s employment agreement contains restrictive covenants preventing him from:

•	competing with us during his employment and for a period of 3 years after termination of his employment;

•
soliciting any person employed by us, any of our sales representatives or consultants or any of our customers or suppliers during his employment and for a period of 3 years after termination of his employment; and

•	using our confidential business information at any time, except in connection with the performance of his duties for the Company.

Andrew Jacobs

On April 27, 2007, we entered into an employment agreement with Mr. Jacobs, our Senior Vice President of Operations. The summary of Mr. Jacobs’ employment agreement presented below is qualified in its entirety by reference to the full text of the employment agreement, which was filed with our Registration Statement on Form SB-2 filed with the SEC on July 13, 2007.

Unless the employment agreement is terminated earlier in accordance with its terms, we will employ Mr. Jacobs until April 26, 2009. After April 26, 2009, the employment agreement will automatically renew for successive 1 year terms unless either party gives the other written notice of its election not to renew the agreement.

Pursuant to the employment agreement, we are obligated to pay Mr. Jacobs a base salary of $200,000 per year, subject to annual increases at the discretion of our Chief Executive Officer. In addition, Mr. Jacobs is eligible to receive a cash incentive bonus of up to $50,000 per year. The total amount of Mr. Jacobs’ cash incentive bonus is determined in accordance with the following formula:

•	25% is based on Mr. Jacobs achieving certain performance goals mutually agreed upon by him and our Chief Executive Officer each year;

•	25% is determined at the discretion of our Chief Executive Officer; and

•	50% is based on achievement of performance goals by the Company, which will be mutually agreed upon by Mr. Jacobs and our Chief Executive Officer, at the beginning of each year.

We will also provide Mr. Jacobs and his family with certain health benefits and Mr. Jacobs is entitled to receive reimbursements for all reasonable business, travel and entertainment expenses that he incurs or he pays for on our behalf.

In connection with Mr. Jacobs’ employment, he received options to purchase 461,601 shares of our common stock. The options were granted in accordance with the terms and conditions of our 2007 Equity Participation Plan. 25,000 options fully vested on the date of grant. 25% of the balance of such options will vest after 12 months of employment, with the remainder vesting in equal monthly installments over the next three years, for a total vesting period of 48 months. All of Mr. Jacobs’ options vest immediately if, within 12 months after a change in control, Mr. Jacobs is terminated without cause. Additionally, in the event that Mr. Jacobs is terminated due to permanent disability, or for any other reason other than for cause, Mr. Jacobs will be entitled to receive his base salary in accordance with our standard payroll procedures for nine months following the date of termination.

Mr. Jacobs’ employment agreement contains restrictive covenants preventing him from:

•	competing with us during his employment and for a period 12 months after termination of his employment, subject to certain exceptions;

•
soliciting any person employed by us, any of our sales representatives or consultants, or any of our clients, customers or suppliers during his employment and for a period of 9 to 12 months after termination of his employment; and

•	using our confidential business information at any time, except in connection with the performance of his duties.

SELLING STOCKHOLDER

This prospectus covers the resale by a selling stockholder of up to 11,428,572 shares of common stock, comprised of 7,142,857 shares of common stock and 4,285,715 shares of common stock underlying a warrant, which were issued to an investor in connection with the private placement.

The following table sets forth as of March 31, 2008, (1) the name of the selling stockholder, (2) the number of shares of our common stock beneficially owned by the selling stockholder, (3) the maximum number of shares of common stock that the selling stockholder can sell pursuant to this prospectus assuming full exercise of the warrant held, (4) the number of shares of our common stock that will be beneficially owned by the selling stockholder assuming all of the shares it are offering pursuant to this prospectus are sold, and (5) the percentage ownership of our outstanding common stock that the selling stockholder will hold after the offering.

Although we have assumed for purposes of the table that the selling stockholder will sell all of the shares offered by this prospectus, we are unaware of any present intent to sell such shares and no assurance can be given as to the actual number of shares that will be sold, if at all. In addition, the selling stockholder may have sold or otherwise disposed of shares in transactions exempt from registration or otherwise since the date it provided information to us. The selling stockholder has not held any position, office or material relationship with us or our predecessor or affiliates during the past three years.

Name of Selling Stockholder	Number of Shares of Common Stock Beneficially Owned Prior to Offering (1)	Maximum Number of Shares of Common Stock to be Offered	Number of Shares of Common Stock Beneficially Owned After Offering (1)	Percentage Ownership After Offering (%) (2)
W.Health L.P. (3)	11,428,572	11,428,572	0	0

*	Less than 1%

(1)
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock which are purchasable under options or warrants which are currently exercisable, or which will become exercisable no later than 60 days after March 31, 2008, are deemed outstanding for the purposes of computing the percentage of the person holding such options or warrants, but not deemed outstanding for the purposes of computing the percentage of any other person. Except as indicated by footnote and subject to community property laws where applicable, the person named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by it.

(2)
Based on 36,329,755 shares of common stock outstanding as of March 31, 2008 and assumes that (i) all of the shares offered hereby are sold; (ii) all of the shares owned before the offering, but not offered hereby, are not sold; and (iii) none of our outstanding convertible securities, other than the warrant relating to the common stock covered by this prospectus, are converted into shares of common stock.

(3)
The selling stockholder is offering 7,142,587 shares of common stock and 4,285,715 shares of common stock underlying a warrant received as an investor in the private placement.  The selling stockholder purchased the securities in the ordinary course of business and at the time of the purchase of the securities being registered for sale pursuant to the registration statement, of which this prospectus is a part, the selling stockholder had no arrangements or understandings, directly or indirectly, with any person to distribute the securities.

PLAN OF DISTRIBUTION

The selling stockholder and any of its pledgees, donees, transferees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or quoted or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholder may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits investors;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	to cover short sales made after the date that this registration statement is declared effective by the SEC;

•	broker-dealers may agree with the selling tockholder to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholder may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholder may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholder (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholder does not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The selling stockholder may from time to time pledge or grant a security interest in some or all of the shares owned by it and, if it defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

Upon the Company being notified in writing by the selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of the selling stockholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such the shares of common stock were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction. In addition, upon the Company being notified in writing by the selling stockholder that a donee or pledgee intends to sell more than 500 shares of common stock, a supplement to this prospectus will be filed if then required in accordance with applicable securities law.

The selling stockholder also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling stockholder and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, that can be attributed to the sale of shares will be paid by the selling stockholder and/or the purchasers. The selling stockholder has represented and warranted to the Company that it acquired the securities subject to this registration statement in the ordinary course of such selling stockholder’s business and, at the time of its purchase of such securities such selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute any such securities.

The Company has advised the selling stockholder that it may not use shares registered on this registration statement to cover short sales of common stock made prior to the date on which this registration statement shall have been declared effective by the SEC. If the selling stockholder uses this prospectus for any sale of the common stock, it will be subject to the prospectus delivery requirements of the Securities Act. The selling stockholder will be responsible to comply with the applicable provisions of the Securities Act and Exchange Act of 1934, as amended, and the rules and regulations thereunder promulgated, including, without limitation, Regulation M, as applicable to the selling stockholder in connection with resales of its shares under this registration statement.

The Company is required to pay all fees and expenses incident to the registration of the shares, but the Company will not receive any proceeds from the sale of the common stock. The Company has agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

DESCRIPTION OF SECURITIES

Our Amended and Restated Certificate of Incorporation authorizes us to issue up to 500,000,000 shares of common stock, $0.001 par value, and 10,000,000 shares of preferred stock, $0.001 par value.

The following description of our securities is only a summary and is subject to and qualified by our Amended and Restated Certificate of Incorporation, our Amended and Restated Bylaws, the Certificate of Designation for our Series A Convertible Preferred Stock and by the provisions of applicable corporate laws of the State of Delaware.

Common Stock

As of March 31, 2008, we had 36,329,755 shares of common stock outstanding. Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Subject to any preferential rights of holders of our preferred stock, holders of common stock are entitled to receive a pro rata share of distributions declared by our Board of Directors. Our common stock does not provide for preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to our common stock. All outstanding shares of our common stock are fully paid and non-assessable. To the extent that we issue additional shares of our common stock in the future, the relative interests of the then existing stockholders may be diluted.

Preferred Stock

As of March 31, 2008, we had no shares of preferred stock outstanding. We may issue preferred stock in one or more class or series pursuant to resolution of the Board of Directors. The Board of Directors may determine and alter the rights, preferences, privileges, and restrictions granted to or imposed upon any wholly unissued series of preferred stock, and fix the number of shares and the designation of any series of preferred stock. The Board of Directors may increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any wholly unissued class or series subsequent to the issue of shares of that class or series. We have no present plans to issue any shares of preferred stock.

Warrants

As of March 31, 2008, we had warrants to purchase an aggregate of 12,386,608 shares of our common stock outstanding. The exercise prices for the warrants range from $1.38 per share to $2.50 per share, with a weighted average exercise price of approximately per share of $2.30.

Options

As of March 31, 2008, we had options to purchase an aggregate of 4,914,938 shares of our common stock outstanding, with exercise prices ranging from $0.17 per share to $2.23 per share, with a weighted average exercise price per share of approximately $1.16.

Registration Rights

In connection with the private placement, which closed on February 27, 2008, we entered into a registration rights agreement with the investor in the private placement. The registration rights agreement requires us to file with the SEC this registration statement covering the resale of the shares of common stock and the common stock issuable upon exercise of a warrant issued in connection with the private placement by May 27, 2008. In addition, we are required to use our best efforts to cause this registration statement to be declared effective by the SEC as soon as possible after it is filed.

The registration rights agreement further provides that if we fail to file this registration statement with the SEC by May 27, 2008, then we will be required to pay liquidated damages to the investor as follows: 6% of the investment amount will be payable on May 27, 2008, and an additional 1% of the investment amount will be payable on each monthly anniversary of May 27, 2008, until such failure is cured. The maximum amount of liquidated damages payable to the investor under the registration rights agreement is 15% of the investment amount. We will not be liable for damages under the registration rights agreement with respect to any shares of common stock underlying warrants.

Anti-Takeover Provisions

Our Amended and Restated Articles of Incorporation and Amended and Restated Bylaws contain provisions that may make it more difficult for a third party to acquire or may discourage acquisition bids for us. Our Board of Directors may, without action of our stockholders, issue authorized but unissued common stock and preferred stock. The existence of undesignated preferred stock and authorized, but unissued common stock, enables us to discourage or to make it more difficult to obtain control of our company through a merger, tender offer, proxy contest or otherwise.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

Our common stock is traded on the OTC Bulletin Board under the symbol “OTGO.OB.”

The following table sets forth, for the periods indicated, the reported high and low closing bid quotations for our common stock as reported on the OTC Bulletin Board. The bid prices reflect inter-dealer quotations, do not include retail markups, markdowns or commissions and do not necessarily reflect actual transactions.

Quarter Ended	High Bid ($)	Low Bid ($)
March 31, 2006	6.00	3.50
June 30, 2006	5.03	3.00
September 30, 2006	3.25	3.25
December 31, 2006	3.25	3.25
March 31, 2007	11.00	2.75
June 30, 2007	6.00	1.80
September 30, 2007	2.25	1.65
December 31, 2007	2.10	1.19
March 31, 2008	1.55	1.11

Holders

As of March 11, 2008, there were approximately 245 holders of record of our common stock.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Trust & Transfer Company.

Dividend Policy

We did not pay any dividends in the periods indicated in the above table. We do not intend to pay cash dividends in the foreseeable future. We intend to retain earnings, if any, for future operation and expansion. Any decision to declare and pay dividends in the future will be made at the discretion of our Board of Directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors that our Board of Directors may deem relevant.

Equity Compensation Plan

The following tables provide information as of December 31, 2007 about our common stock that may be issued upon the exercise of options, warrants and rights under all of our existing equity compensation plans.

	(a)	(b)	(c)
Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders (1)	1, 266,601	$2.09	2,333,399
Equity compensation plans not approved by security holders (2)	1,784,337	$1.08	N/A
Total	3,050,938	$1.50	2,333,399

(1)  On May 16, 2007, our stockholders approved the adoption of the 2007 Equity Participation Plan of Organic To Go Food Corporation. Under the plan, we are authorized to grant options and restricted stock to our employees, directors and consultants. The maximum number of shares of common stock that may be granted as restricted stock or issued upon the exercise of options pursuant to the plan is 3,600,000 shares. As of December 31, 2007, no shares of restricted stock were issued under the plan. As of that same date, options to purchase 1,266,601 shares of common stock have been issued under the plan. None of the options issued under the plan have been exercised.

(2) In connection with our merger with Organic Holding Company, Inc. on February 12, 2007, we issued options to purchase shares of our common stock in exchange for outstanding options to purchase shares of Organic Holding Company, Inc. common stock that were issued to directors, officers, employees and consultants of Organic Holding Company, Inc. prior to the merger. The following table summarizes the number and average weighted exercise price of Organic Holding Company, Inc. options that were outstanding on a pre-merger basis and the equivalent information with respect to options to purchase our common stock that were exchanged for such Organic Holding Company, Inc. options on a post-merger basis.

Pre Merger		Post Merger
Number of Shares of Organic Holding Company, Inc. Common Stock Underlying Options	Weighted Average Exercise Price of Options	Number of Shares of our Common Stock Underlying Options	Weighted Average Exercise Price of Options (1)
939,432	$0.38	655,545	$0.54

(1) The options issued in connection with the merger generally expire 10 years from the date of grant and have vesting schedules ranging from immediately exercisable, to fully exercisable by July 2011.

Effective upon the closing of the merger, Jason Brown received options to purchase 1,246,674 shares of our common stock, which represented an amount equal to approximately 5% of the outstanding shares of our common stock as of the closing date of the merger determined on a fully-diluted basis. The options granted to Mr. Brown at closing have an exercise price of $1.38 per share and expire on February 11, 2016. Except in connection with a “Change in Control” (as defined in Mr. Brown’s employment agreement), 25% of such options vest after 12 months of employment, with the remainder vesting over the next 36 months, for a total vesting period of 48 months. All of the options vest immediately if, within 12 months after a “Change in Control,” Mr. Brown is terminated for any reason other than “Cause” or if Mr. Brown terminates his employment for “Good Reason” (each as defined in Mr. Brown’s employment agreement).

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND
FINANCIAL DISCLOSURE

On February 27, 2007, our Board of Directors approved the dismissal of De Leon & Company, P.A. (“De Leon & Company”) as our independent registered public accounting firm.

The report of De Leon & Company on our financial statements for the fiscal year ended December 31, 2006, did not contain an adverse opinion or disclaimer of opinion, except that the report stated that it was prepared assuming that we would continue as a going concern, as to which our recurring operating losses raised substantial doubt. The reports were not modified as to uncertainty, audit scope, or accounting principles.

During our fiscal years ended December 31, 2006 and December 31, 2007, we had no disagreements with De Leon & Company on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of De Leon & Company, would have caused De Leon & Company to make reference to the subject matter of the disagreements in connection with its report on the financial statements for the fiscal year ended December 31, 2006.

Effective February 27, 2007, we engaged Rose, Snyder & Jacobs as our new independent accountants. Rose, Snyder & Jacobs served as the independent public accounting firm for our wholly owned subsidiary, Organic To Go, Inc., for the fiscal years ended December 31, 2006 and December 31, 2005. During our two most recent fiscal years preceding our engagement of Rose, Snyder & Jacobs, Organic To Go Food Corporation did not consult with Rose, Snyder & Jacobs regarding either: (1) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements; or (2) any matter that was either the subject of a disagreement (as defined in paragraph (a)(1)(iv) of Item 304 of Regulation S-K) or a reportable event (as described in paragraph (a)(1)(v) of Item 304 of Regulation S-K).

We provided De Leon & Company with a copy of our Current Report on Form 8-K filed with the SEC on February 29, 2007, announcing the change in certifying accountants, and requested that De Leon & Company furnish us with a letter addressed to the SEC stating whether it agreed with the statements made by us regarding De Leon & Company in the Form 8-K. A copy of De Leon & Company’s letter to the SEC, dated March 7, 2007, was filed as Exhibit 16.1 to our Current Report on Form 8-K filed with the SEC on March 9, 2007.

LEGAL MATTERS

The validity of the securities offered hereby has been passed upon for us by Loeb & Loeb LLP.

EXPERTS

Our financial statements for the periods ended December 31, 2006 and 2007 have been included in this prospectus in reliance upon the report of Rose, Snyder & Jacobs, independent auditors, appearing in this registration statement, and their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are a public company and file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference room. Our filings are also available, at no charge, to the public at http://www.sec.gov .

ORGANIC TO GO FOOD CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Organic To Go Food Corporation

We have audited the accompanying consolidated balance sheets of Organic To Go Food Corporation as of December 31, 2006 and 2007, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the years ended December 31, 2006 and 2007. These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Organic To Go Food Corporation as of December 31, 2006 and 2007, and the results of their operations and their cash flows for the years ended December 31, 2006 and 2007, in conformity with accounting principles generally accepted in the United States of America.

/s/ Rose, Snyder & Jacobs
A Corporation of Certified Public Accountants

Encino, California

March 17, 2008

Organic To Go Food Corporation and its wholly-owned subsidiary, Organic To Go, Inc.
Consolidated Balance Sheets
(in thousands, except share amounts)

	December 31,	December 31,
	2006	2007
Current assets
Cash and cash equivalents	$865	$668
Accounts receivable, net of allowance of $54 and $47	365	1,099
Inventory	236	845
Prepaid expenses and other current assets	189	489
Total current assets	1,655	3,101
Property and equipment, net	2,148	5,465
Identifiable intangible assets, net	851	3,853
Deposits and other assets	623	521

Total assets	$5,277	$12,940

Current liabilities
Accounts payable	$1,337	$2,040
Accrued liabilities	881	780
Current portion of notes payable, net of discount	6,281	1,474
Current portion of capital lease obligations	50	463
Total current liabilities	8,549	4,757
Deferred rent	-	52
Notes payable, net of current portion	592	1,044
Capital lease obligations, net of current portion	137	440
Total liabilities	9,278	6,293
Stockholders' equity (deficit)
Preferred Stock; $0.001 par value; 9,670,000 and 10,000,000 shares	8	-
authorized, 9,670,000 and no shares issued and outstanding
Common stock and additional paid-in capital; $0.001 par value;
15,100,000 and 500,000,000 shares authorized; 3,454,910 and
27,758,326 shares issued and outstanding	10,414	33,215
Accumulated deficit	(14,423)	(26,568)
Total stockholders' equity (deficit)	(4,001)	6,647

Total liabilities and stockholders' equity (deficit)	$5,277	$12,940

Organic To Go Food Corporation and its wholly-owned subsidiary, Organic To Go, Inc.
Consolidated Statements of Operations
(in thousands, except per share amounts)

	Year ended December 31,
	2006	2007

Sales	$9,663	$15,902

Cost of sales	4,876	7,361

Gross Profit	4,787	8,541

Operating expenses	10,483	16,075
Depreciation and amortization	1,206	4,008
Loss from operations	(6,902)	(11,542)

Interest income (expense), net	(1,064)	(603)

Loss before income taxes	(7,966)	(12,145)

Income taxes	-	-

Net loss	$(7,966)	$(12,145)

Net loss per share - basic and diluted	$(2.78)	$(0.57)

Weighted average shares outstanding	2,868	21,136

Organic To Go Food Corporation and its wholly-owned subsidiary, Organic To Go, Inc.
Consolidated Statement of Stockholders' Equity (Deficit)
(in thousands, except share amounts)

	Series A, B & C Preferred Stock		Common Stock and Additional Paid-in Capital		Accumulated	Total Stockholders' Equity
	Shares	Amount	Shares	Amount	Deficit	(Deficit)
Balance at December 31, 2005	2,988,683	$4	2,942,402	$4,367	$(6,457)	$(2,086)
Issuance of Series C Preferred Stock and warrants for cash and conversion of notes payable	2,664,153	4		4,477		4,481
Issuance of warrants with borrowings				1,476		1,476
Stock issue costs				(32)		(32)
Redemption of common stock for cash			(132,961)	(2)		(2)
Issuance of common stock			89,463	128		128
Net loss					(7,966)	(7,966)
Balance at December 31, 2006	5,652,836	$8	2,898,904	$10,414	$(14,423)	$(4,001)

Conversion of preferred stock into common stock	(5,652,836)	(8)	5,734,769	8		-
Conversion of bridge notes into common stock			4,629,340	4,225		4,225
SP Holding Corporation shares outstanding at merger			1,126,659	(15)		(15)
Issuance of common shares and warrants for cash			12,137,418	19,059		19,059
Stock issue costs				(1,875)		(1,875)
Issuance of common shares in connection with acquisition of assets			685,224	1,084		1,084
Issuance of common shares upon exercise of warrants			546,012	-		-
Stock based compensation				315		315
Net loss for the year ended December 31, 2007					(12,145)	(12,145)
Balance at December 31, 2007	-	$-	27,758,326	$33,215	$(26,568)	$6,647

Organic To Go Food Corporation and its wholly-owned subsidiary, Organic To Go, Inc.
Consolidated Statements of Cash Flows
(in thousands)

	Year ended December 31,
	2006	2007
Cash flows from operating activities:
Net loss	$(7,966)	$(12,145)
Adjustments to reconcile net loss to net
cash used by operating activities:
Depreciation and amortization expense	1,206	4,008
Non-cash interest expense	776	223
Stock-based compensation expense	10	315
Changes in operating assets and liabilities:
Accounts receivable	(281)	(734)
Inventory	42	(521)
Prepaid expenses and other current assets	(123)	(288)
Accounts payable	(245)	576
Accrued liabilities and deferred rent	431	(872)
Other	133	(279)
Net cash used by operating activities	(6,017)	(9,717)
Cash flows from investing activities:
Purchases of property, equipment and other assets	(172)	(2,934)
Purchase of intangible assets	(1,010)	(4,276)
Net cash used by investing activities	(1,182)	(7,210)
Cash flows from financing activities:
Principal payments of notes payable	(264)	(1,055)
Payments of capital lease obligations	(47)	(266)
Proceeds from issuance of notes payable	5,918	868
Proceeds from sale of preferred stock, net of issue costs	2,209	-
Redemption of common stock	(2)	-
Proceeds from sale of common stock, net of issue costs	-	17,183
Net cash provided by financing activities	7,814	16,730
Net increase in cash and cash equivalents	615	(197)
Cash and cash equivalents, beginning of period	250	865
Cash and cash equivalents, end of period	$865	$668

Supplemental disclosures of cash flow information:
Cash paid for interest	$237	$505
Cash paid for income taxes	$-	$-
Non-cash investing and financing activities:
Notes payable converted into preferred stock	$1,843	$-
Preferred stock converted into common stock	$-	$5,700
Notes payable converted into common stock	$-	$4,225
Assets purchased through issuance of common stock	$-	$1,084
Capital lease obligations incurred	$-	$1,017
Notes payable for assets purchased	$-	$225
Fixed assets acquired under financing agreements	$326	$-

Organic To Go Food Corporation and its wholly owned subsidiary, Organic To Go, Inc.
Notes to Consolidated Financial Statements
December 31, 2007

Note 1. Description of Business and Summary of Significant Accounting Policies

Organization and business - Organic To Go Food Corporation, formerly SP Holding Corporation (“SP”) prior to May 2007, and its wholly owned subsidiary Organic To Go, Inc. (“Organic” and together with Organic To Go Food Corporation, collectively, the “Company”), which was acquired in a reverse merger on February 12, 2007, provides convenient Retail Cafes and delivery and catering facilities, which prepare and serve “grab and go” lunch, dinner, and breakfast foods and beverages prepared using organic ingredients, whenever possible. The Company also distributes its products through select wholesale accounts. In October 2006, Organic expanded its catering operations in the California area by acquiring the assets of a catering operation headquartered in Los Angeles, California, and in March 2007, it expanded its catering operations by acquiring the assets of a catering operation located in Seattle, Washington. In July, September and October 2007, the Company further expanded its operations by acquiring the assets of one or two operating locations, for a total of six locations in San Diego in three separate transactions. At December 31, 2007, the Company operates five stores in Washington and 18 stores in California.

Reverse merger with public shell company in February 2007 - Pursuant to the terms of an Agreement and Plan of Merger and Reorganization by and among Organic and SP, on February 12, 2007, all of the outstanding shares of Organic common and preferred stock were exchanged for shares of SP common stock as determined by multiplying each such outstanding share of Organic stock by the exchange ratio of 0.69781 (the “Exchange Ratio”). In connection with the merger, Organic convertible promissory bridge notes approximating $5.3 million automatically converted into SP common stock. As a result, among other things, Organic became a wholly owned subsidiary of SP. Outstanding Organic options, warrants and purchase rights were converted into options, warrants and purchase rights to purchase shares of SP common stock in accordance with the Exchange Ratio. The closing of the merger was conditioned upon SP closing a private placement offering of a minimum of eighty units (the “Units”) at a purchase price of $50,000 per Unit for $4 million. Each Unit consists of (i) 40,000 shares of SP common stock and (ii) a warrant to purchase 8,000 shares of SP common stock at an exercise price of $2.50 per share, exercisable for a period of five years from the date of issuance. Consummation of the merger occurred concurrently with completion of a private placement of 138 Units, for an aggregate purchase price of approximately $6.9 million. Prior to the merger, SP was a non-operating “public shell” company. The merged company operates under the name of Organic To Go Food Corporatoin.

From an accounting perspective, the merger transaction is considered a recapitalization of Organic accompanied by the issuance of stock by Organic for the assets and liabilities of SP, as a result of SP not having operations immediately prior to the merger, and following the merger, SP becoming an operating company. Immediately following the merger and private placement, former SP stockholders owned approximately 5% of the common stock of the merged company, former Organic stockholders and convertible bridge note holders owned approximately 70% of the merged company, and the purchasers of Units owned approximately 25% of the merged company. In addition, the board of directors and executive officers of the merged company was comprised of Organic directors and executive officers. In these circumstances, the merger transaction is accounted for as a capital transaction rather than as a business combination, in that the transaction is equivalent to the issuance of stock by Organic for the assets and liabilities of SP, accompanied by a recapitalization. The accounting is identical to that resulting from a reverse acquisition, except that no goodwill or other intangible is recorded. All share and per share information presented and disclosed in these financial statements have been Exchange Ratio adjusted.

Basis of presentation and liquidity - The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplate continuation of the Company as a going concern. The Company has reported recurring losses and cash used by operating activities, and at December 31, 2007 has a net working capital deficiency and stockholders’ deficit that could raise doubt about its ability to continue as a going concern. Since inception, the Company has funded its operations and business development and growth through debt and equity financings. In this regard, during 2006, the Company raised approximately $8.1 million pursuant to sales of debt and equity securities in connection with its private placement and subordinated debt offerings. Further, during the three months ended March 31, 2007, proceeds of approximately $6.9 million were received from the sale of equity securities in connection with the merger and private placement, and approximately $5.3 million of notes payable were converted into common shares. Additionally, during the three months ended June 30, 2007, proceeds of approximately $6.7 million were received from the sale of debt and equity securities. In October 2007, the Company closed its private placement offering and issued approximately 3.2 million shares of Company common stock and warrants to purchase approximately 1.5 million shares of Company common stock. The aggregate gross proceeds raised by the Company were approximately $5.7 million. Subsequent to December 31, 2007, the Company closed a private placement offering in January 2008 and issued approximately 1.4 million shares of Company common stock and warrants to purchase approximately 0.6 million shares of Company common stock. The aggregate gross proceeds raised by the Company were approximately $2.0 million. In February 2008, the Company closed a private placement offering and issued approximately 7.1 million shares of Company common stock and a warrant to purchase approximately 4.3 million shares of Company common stock and a conditional warrant to purchase shares of Company common stock, which may only be exercised under certain circumstances. The aggregate gross proceeds raised by the Company were approximately $10.0 million. Company management intends to continue to be engaged in additional fund-raising activities to fund future capital expenditures, potential acquisitions of businesses, and provide additional working capital. The accompanying financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that could result should the Company not continue as a going concern.

Use of estimates in the preparation of financial statements - Preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. The more significant accounting estimates inherent in the preparation of the Company's financial statements include estimates as to the depreciable lives of property and equipment, recoverability of receivables, valuation and recoverability of inventories, recoverability of long-lived assets, valuation of intangible assets and allocation of purchase price, valuation of equity related instruments issued, and valuation allowance for deferred income tax assets.

Cash and cash equivalents - The Company considers all highly liquid investments purchased with maturities of three months or less to be cash equivalents. The Company places its cash balances with high credit quality financial institutions. At times, such balances may be in excess of the FDIC insurance limit. At December 31, 2007, approximately $675,000 was in excess of the FDIC limit.

Contingencies - Certain conditions may exist as of the date financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. Company management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company's legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein. If the assessment of a contingency indicates that it is probable that a liability has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company's financial statements. If the assessment indicates that a potentially material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable would be disclosed.

Concentrations - All of the Company’s operations are currently located in Washington and California. As a result, the Company is sensitive to negative occurrences in markets where the Company is located, and particularly susceptible to adverse trends and economic conditions including labor markets. In addition, given geographic concentration, negative publicity regarding any of our operations in Washington or California could have a material adverse effect on the Company’s business and operations, as could other regional occurrences such as local strikes, earthquakes or other natural disasters.

Fair value of financial instruments - The Company measures its financial assets and liabilities in accordance with generally accepted accounting principles. For certain of the Company's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, the carrying amounts approximate fair value due to their short maturities. Amounts recorded for notes payable also approximate fair value because current interest rates offered to the Company for debt of similar maturities are substantially the same.

Accounts receivable - The Company extends credit to some of its customers. Accounts receivable are customer obligations due under normal trade terms. The Company performs continuing credit evaluations of its customers’ financial condition. Management reviews accounts receivable on a regular basis on contracted terms and how recent payments have been received in order to determine estimates of amounts that could potentially be uncollectible. The Company includes an estimate of the amount that is more likely than not to be uncollectible in its allowance for doubtful accounts. Accounts uncollected are ultimately written off after all reasonable collection efforts have occurred.

Inventory - Inventory, which consists primarily of food, beverages and packaging products, is stated at the lower of cost or market. Cost is determined by the first-in, first-out method. In assessing the ultimate realization of inventories, Company management makes judgments as to future demand requirements compared to current inventory levels.

Property and Equipment - Property and equipment is stated at cost. Additions and improvements that significantly add to the productive capacity or extend the life of an asset are capitalized. Maintenance and repairs are expensed as incurred. Depreciation is computed using the straight-line method over five to seven years for furniture, fixtures, equipment and vehicles, and over three years for computer software and hardware. Leasehold improvements are amortized over the shorter of the lease term or 10 years.

Identifiable intangible assets - In connection with the acquisition in October 2006 of certain assets of a catering business, the Company acquired certain identifiable intangible assets including customer-based intangibles and a covenant not to compete received from the sellers. This acquisition has been accounted for in accordance with Statement of Financial Accounting Standards No. 141, “Business Combinations” (“SFAS No. 141”). Amounts allocated to intangible assets were identified by management and have been valued on a number of factors based upon preliminary estimates. The estimate of useful lives of each intangible asset was based on an analysis by management of all pertinent factors, and selected an estimated useful life of up to two years for each identifiable intangible asset. Customer based intangible assets are amortized utilizing an accelerated method and non-compete intangible assets are amortized on a straight-line basis. At December 31, 2007, identifiable intangible assets were comprised of customer based intangible assets of approximately $6.3 million, less accumulated amortization of $2.9 million, and non-compete intangible assets of approximately $589,000, less accumulated amortization of approximately $157,000. Amortization expense for these intangible assets will approximate $3.8 million in 2008 and $117,000 in 2009.

Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” (“SFAS No. 142”) requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net discounted cash flows expected to be generated by the asset or other valuation methods. If such assets are considered to be impaired, impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the asset’s fair value.

Impairment of long-lived assets - Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Impairment of long-lived assets would be recognized in the event that the net book values of such assets exceed the future undiscounted cash flows attributable to such assets.

Deferred debt issue costs - The Company capitalizes costs incurred in connection with borrowings. These costs are amortized as an adjustment to interest expense over the life of the borrowing. Deferred debt issue costs are included in other assets and were approximately $386,000 and $0 at December 31, 2006 and 2007, respectively.

Debt discount - The Company records the fair value of warrants issued with debt securities as a debt discount, which is amortized as an adjustment to interest expense over the life of the borrowing.

Revenue recognition - Revenues are recognized at the point of sale at retail locations or upon delivery of the product for delivery and wholesale transactions.

Cost of sales - Cost of sales includes the cost of food and paper products.

Pre-operating costs - Costs incurred in connection with start-up and promotion of new store openings are expensed as incurred.

Advertising and promotion - Advertising and promotion costs are expensed as incurred. Approximately $671,000 and $1.2 million was expensed in 2006 and 2007, respectively.

Income taxes - The Company accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes,” which requires recognition of deferred tax assets and liabilities for expected future tax consequences of events that have been included in financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to amounts expected to be realized. The Company continues to provide a full valuation allowance to reduce its net deferred tax asset to zero, inasmuch as Company management has not determined that realization of deferred tax assets is more likely than not.

Stock-based compensation - Prior to January 1, 2006, the Company accounted for employee stock option grants in accordance with APB No. 25, and adopted the disclosure-only provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” amended by SFAS No. 148, “Accounting for Stock-Based Compensation - Transition and Disclosure.” In December 2004, the FASB released a revision to SFAS No. 123, “Accounting for Stock-Based Compensation” (“FAS 123R”). FAS 123R sets forth the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise's equity instruments or that may be settled by the issuance of such equity instruments. The statement eliminates the ability to account for share-based compensation transactions using APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and generally requires instead that such transactions be accounted for using a fair-value-based method, which requires recording an expense over the requisite service period for the fair value of all options or warrants granted to employees and consultants. The Company adopted FAS 123R effective beginning January 1, 2006 using the modified prospective method.

The Company accounts for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123 and Emerging Task Force Issue No. 96-18, “Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring or in Conjunction with Selling Goods or Services.” Compensation expense related to equity instruments issued to non-employees is recognized as the equity instruments vest.

Basic and diluted net loss per share - Basic net loss per common share is computed by dividing net loss by the weighted-average number of common shares outstanding during the period. Diluted net loss per common share is determined using the weighted-average number of common shares outstanding during the period, adjusted for the dilutive effect of common stock equivalents, consisting of shares that might be issued upon exercise of common stock options, warrants or convertible promissory notes, or conversion of preferred stock shares. In periods where losses are reported, the weighted-average number of common shares outstanding excludes common stock equivalents, because their inclusion would be anti-dilutive. In connection with the merger with SP in February 2007, all shares of Organic preferred stock automatically converted into an equal number of Organic common shares and all Organic common shares automatically converted into SP common shares at the Exchange Ratio adjusted number of shares equal to .69781 SP common shares for every one Organic common share. All share and per share amounts have been Exchange Ratio adjusted. For purposes of determining the weighted average number of common shares outstanding historical Organic shares outstanding have been multiplied by the Exchange Ratio, which results in a fewer number of shares outstanding than historical amounts. Computations of net loss per share for 2007 exclude approximately 7,458,035 shares issuable upon exercise of outstanding and issuable warrants, 3,050,938 shares of common stock issuable upon exercise of outstanding stock options, and 294,022 shares of common stock issuable upon conversion of convertible notes payable. Computations of net loss per share for 2006, exclude approximately 3,912,000 shares of common stock issuable upon conversion of convertible notes payable, 5,653,000 shares issuable upon conversion of preferred stock and 2,332,000 shares issuable upon exercise of outstanding and issuable warrants. These common stock equivalents could have the effect of decreasing diluted net income per share in future periods.

Reclassifications - Certain reclassifications have been made to prior years’ financial statements to conform with current year presentations. Such reclassifications had no effect on stockholders’ equity, net loss or net increase in cash and cash equivalents.

Recent accounting pronouncements - In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes”   (“FIN No. 48”), which prescribes a recognition threshold and measurement process for recording in the financial statements uncertain tax positions taken or expected to be taken in a tax return. Additionally, FIN No. 48 provides guidance on the recognition, classification, accounting in interim periods and disclosure requirements for uncertain tax positions. The accounting provisions of FIN No. 48 were effective for the Company beginning January 1, 2007, the adoption of which did not have a significant effect on its results of operations or financial position.

In October 2006, the FASB issued FASB Staff Position No. 123(R)-5, “Amendment of FASB Staff Position FAS 123(R)-1” (“FSP 123(R)-5”) FSP 123(R)-5 amends FSP 123(R)-1 for equity instruments that were originally issued as employee compensation and then modified, with such modification made to the terms of the instrument solely to reflect an equity restructuring that occurs when the holders are no longer employees. In such circumstances, no change in the recognition or the measurement date of those instruments will result if both of the following conditions are met: (a) there is no increase in fair value of the award (or the ratio of intrinsic value to the exercise price of the award is preserved, that is, the holder is made whole), or the antidilution provision is not added to the terms of the award in contemplation of an equity restructuring; and (b) all holders of the same class of equity instruments (for example, stock options) are treated in the same manner. The adoption of FSP 123(R)-5 did not have a significant impact on the Company’s results of operations or financial position.

In December 2006, the FASB issued FASB Staff Position No. EITF 00-19-2 “Accounting for Registration Payment Arrangements” (“FSP EITF 00-19-2”), which addresses an issuer’s accounting and disclosures relating to registration payment arrangements. In connection with issuance of Units in the private placement in February 2007, the Company has registered the shares underlying the Units. In accordance with FSP EITF 00-19-2, the registration payment arrangements are accounted for as an instrument separate and apart from the related securities and will be accounted for in accordance with Statement of Financial Accounting Standards No. 5 “Accounting for Contingencies,” accruing a liability if payment is probable and the amount can be reasonably estimated.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities - including an amendment of FASB Statement No. 115,” which is effective for fiscal years beginning after November 15, 2007. This statement permits entities to choose to measure many financial instruments and certain other items at fair value. This statement also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. Unrealized gains and losses on items for which the fair value option is elected would be reported in earnings.

In December 2007, the FASB issued SFAS No. 141(revised 2007), Business Combinations (“SFAS No. 141R”), which revises current purchase accounting guidance in SFAS No. 141, Business Combinations. SFAS No. 141R requires most assets acquired and liabilities assumed in a business combination to be measured at their fair values as of the date of acquisition. SFAS No. 141R also modifies the initial measurement and subsequent remeasurement of contingent consideration and acquired contingencies, and requires that acquisition related costs be recognized as expense as incurred rather than capitalized as part of the cost of the acquisition. SFAS No. 141R is effective for fiscal years beginning after December 15, 2008 (the Company’s fiscal 2009) and is to be applied prospectively to business combinations occurring after adoption. The impact of SFAS No. 141R on the Company’s consolidated financial statements will depend on the nature and extent of the Company’s future acquisition activities.

In December 2007, the FASB issued SFAS No. 160. “Noncontrolling Interests in Consolidated Financial Statements-and Amendment of ARB No. 51.” SFAS 160 establishes accounting and reporting standards pertaining to ownership interests in subsidiaries held by parties other than the parent, the amount of net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest, and the valuation of any retained noncontrolling equity investment when a subsidiary is deconsolidated. This statement also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS 160 is effective for fiscal years beginning on or after December 15, 2008. Management has reviewed this new standard and believes that it has no impact on the financial statements of the Company at this time, however, it may apply in the future.

Note 2. Inventories

Inventories at December 31, consist of the following (in thousands):	2006	2007
Food and beverages	$191	$820
Paper products	45	25
	$236	$845

Note 3. Property and Equipment

Property and equipment at December 31, consist of the following (in thousands):	2006	2007
Leasehold improvements	$1,512	$2,389
Furniture, fixtures and equipment	1,452	3,878
Vehicles	391	1,156
Leased equipment	259	686
	3,614	8,109
Less accumulated depreciation and amortization	1,466	2,644
	$2,148	$5,465

Amortization of leased equipment is included in depreciation and amortization expense.

Note 4. Notes Payable

Notes payable consist of the following (in thousands):

	December 31,	December 31,
	2006	2007
Notes payable, 6% to 25% interest collateralized by vehicles and equipment	$323	$141
Convertible note payable, 8.25% interest, collateralized by substantially all assets	759	759
Notes payable, 7.75% interest, collateralized by certain assets, due April 2010	418	418
Convertible notes payable, 8% interest, due June 2008	525	-
Note payable, 9.25% interest, due March 2009	-	97
Note payable, 8.0% interest, due October 2009	-	54
Notes payable, 18% interest, due May 2008		500
Convertible notes payable, 8% interest, due June 2007	5,275	-
Note payable, 9% interest, due December 2006	275	-
Notes payable, 10.5% interest, due December 2009	-	549
Total notes payable	7,575	2,518
Less: unamortized original discount	(702)	-
Less: current portion of notes payable	(6,281)	(1,474)
Notes payable, net of current portion	$592	$1,044

The Company has a borrowing agreement with a vendor pursuant to which the Company has had outstanding borrowings of approximately $759,000 since March 31, 2006. The note payable requires monthly payments of interest at the prime rate plus 1% (9.25% at December 31, 2006, and 8.25% at December 31, 2007), with the principal due in September 2007. The note is convertible at the note holder’s option into shares of the Company’s common stock at an Exchange Ratio adjusted conversion price of approximately $1.68 per share. If the note was not converted in full on or before the maturity date, the then outstanding principal balance and accrued interest automatically converts into a term note, which shall provide for thirty-six equal monthly payments and a final maturity date in September 2010. Since the note was not converted or repaid on or prior to the maturity date the original note has been replaced with a 36 month term loan with interest at prime plus 1%. The note is collateralized by a pledge of Company assets.

During 2006, the Company received approximately $4.3 million through the issuance of approximately $3.8 million of convertible promissory notes bearing interest at 8% due June 2007 (the “Bridge Notes”) and $525,000 of convertible promissory notes bearing interest at 8% due June 2008 (the “2 year Bridge Notes”) and warrants to purchase shares of Company common stock (together with the notes, the “Bridge Securities”). The estimated fair value of the warrants of approximately $768,000 was recorded as an original issue discount to be amortized to interest expense on a straight-line basis over the 7-month term of the notes. Additionally, in 2006, the Company received approximately $1.6 million through the issuance of convertible promissory notes bearing interest at 24%, approximately $1.5 million of which were converted at the holders’ option into bridge notes and the remaining notes were repaid. Warrants were issued in connection with the short-term loans, the fair value of which was expensed over the debt term prior to conversion. Bridge Notes of approximately $5.8 million were convertible at the note holders’ option, or in certain circumstances automatically, into shares of the Company’s common stock at an Exchange Ratio adjusted conversion price of approximately $1.68 per share. In February 2007, in connection with the closing of the merger with SP, the Bridge Notes of approximately $5.3 million were automatically converted into common stock. A portion of the bridge known as “Satellite Note” of $525,000 was not converted. The Satellite Note principal was paid in December 2007 with the proceeds from the issuance of two promissory notes payable in the amounts of $258,500 and $291,500, each bearing interest at 10.5% per annum, both due on December 12, 2009. The holder of each note can elect to require payment in full on December 12, 2008.

During 2006, the Company borrowed $275,000 from one of the Company’s equity and bridge note investors pursuant to a promissory note payable of $275,000, bearing interest at 9% per annum, which was outstanding and due at December 31, 2006, and which was repaid in full during the three months ended March 31, 2007.

During 2007, the Company borrowed $500,000 from three of the Company’s equity and bridge note investors pursuant to a promissory note payable of $500,000, bearing interest at 18% per annum, all of which are due on May 15, 2008.

Also during 2007, as part of asset purchase agreements, the Company issued to the sellers promissory notes of $150,000 and $75,000, bearing interest at 9.25% and 8% per annum, payable monthly and due on March 11, 2009 and October 10, 2010 respectively.

Future minimum principal payments on notes payable at December 31, 2007 are as follows (in thousands):

2008	$1,474
2009	856
2010	188
$2,518

Note 5. Reverse Merger with Public Shell Company, Private Placement and Stockholders’ Equity

Reverse merger - On February 12, 2007, pursuant to an Agreement and Plan of Merger and Reorganization by and among Organic and SP, Organic became a wholly owned operating subsidiary of SP. Those persons holding shares of Organic capital stock, warrants and options to purchase shares of Organic capital stock, and certain promissory notes convertible into shares of Organic capital stock, received shares of SP common stock and warrants and options to purchase shares of SP common stock.

Under the terms of the merger, each share of Organic common stock and Organic preferred stock (which included certain issued and outstanding convertible promissory notes on an “as converted” basis) outstanding immediately prior to the closing of the merger was converted into the right to receive 0.69781 shares of SP common stock. Under the terms of the merger, each then convertible promissory note whose holder had not previously elected to convert to Organic common stock, became convertible for shares of SP common stock, provided that (i) the face value of each such convertible note remained unchanged, (ii) each such convertible note became convertible for such number of shares of SP common stock as was determined by multiplying the number of Organic shares underlying said convertible note by the Exchange Ratio, with the resulting product rounded down to the nearest whole number of shares, and (ii) the per share conversion price for each convertible note determined by dividing the conversion price per share for said convertible note by the Exchange Ratio, with the resulting quotient rounded down to the nearest whole cent.

Under the terms of the merger, each then outstanding option and warrant to purchase shares of Organic common stock, whether or not exercisable, was converted into an option or warrant to purchase shares of SP common stock upon the same terms and conditions as the corresponding Organic options and warrants, provided that (i) each such Organic option and warrant related to such number of shares of SP common stock as was determined by multiplying the number of shares of Organic common stock underlying such Organic option or warrant by the Exchange Ratio, with the resulting product rounded down to the nearest whole number of shares, and (ii) the per share exercise price for the newly issued SP options or warrants was determined by dividing the exercise price per share of such Organic options or warrants by the Exchange Ratio, with the resulting quotient rounded down to the nearest whole cent.

Private placement - Consummation of the merger occurred concurrently with the completion of a private placement of 138 Units for an aggregate of approximately $6.9 million, issued by SP. Each Unit is comprised of (i) 40,000 shares of SP common stock, and (ii) a detachable five-year warrant to purchase 8,000 shares of SP common stock, at an exercise price of $2.50 per share (the “SP Warrants”). The purchase price per Unit was $50,000. Pursuant thereto the Company issued to the investors an aggregate of 5,522,992 shares of SP common stock and SP Warrants to purchase 1,104,598 shares of Company common stock. Organic engaged Burnham Hill Partners, a division of Pali Capital, Inc., as the placement agent (the “Placement Agent”) in connection with the Private Placement. Pursuant to the terms of the engagement with the Placement Agent, the Placement Agent, or its registered assignees or designees, received a cash commission of 10% of the gross proceeds from the Units sold in the Private Placement. In addition, the Company issued to the Placement Agent or its registered assignees or designees, SP Warrants (the “Placement Agent Warrants”) to purchase up to 888,899 shares of SP common stock. The Placement Agent Warrants are exercisable at any time at a price equal to 110% of the price paid by the investors in the private placement, on a net-issuance or cashless basis. The Placement Agent Warrants had registration rights similar to the registration rights afforded to the holders of SP Warrants. The Placement Agent Warrants are fully vested and have a term of five years.

The issuance of SP common stock to the Organic stockholders and the investors is intended to be exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Section 4(2) thereof. As such, the SP common stock received by the Organic stockholders pursuant to the merger and issued to the investors pursuant to the Private Placement may not be offered or sold in the United States unless they are registered under the Securities Act, or an exemption from the registration requirements of the Securities Act is available. In April 2007, the Company filed a registration statement covering these securities with the SEC. The registration statement was declared effective in May 2007.

During the three months ended June 30, 2007, the Company closed a private placement with select accredited investors related to the sale and issuance of an aggregate of 3,350,000 shares of common stock of the Company and warrants to purchase an aggregate of 1,340,000 shares of common stock. The aggregate gross proceeds raised by the Company were approximately $6.7 million. Each share was sold to the investors at $2.00 per share. The warrants will expire five years from the date of issue and may be exercised at $2.50 per share, subject to adjustment in certain circumstances. In connection with the private placement, the Company paid its placement agents an aggregate cash commission equal to $84,000. In addition, the Company reimbursed the placement agents $40,000 for costs and expenses incurred in connection with the private placement, and issued to the placement agents five-year warrants to purchase an aggregate of 21,000 shares of common stock, at an exercise price of $2.50 per share, subject to adjustment in certain circumstances. The private placement was conducted pursuant to Section 4(2) of the Securities Act and Rule 506 promulgated thereunder.

In October 2007, the Company entered into a securities purchase agreement with select accredited investors related to the sale of Company common stock and warrants to purchase shares of Company common stock. The purchase price of the common stock was $1.75 per share. The Company closed its private placement, pursuant to which it issued an aggregate of 3,264,426 shares of Company common stock and warrants to purchase an aggregate of 1,468,990 shares of Company common stock at an exercise price of $2.50 per share with a five year term. The aggregate gross proceeds raised by the Company were approximately $5.7 million. In connection with the private placement, the Company paid to certain finders an aggregate cash commission equal to $140,000 and warrants to purchase an aggregate of 35,000 shares of Company common stock at an exercise price of $2.50 per share with a five year term.

In connection with the placements, the Company entered into registration rights agreements requiring the Company to file with the SEC an initial registration statement covering the resale of the common stock and the common stock issuable upon exercise of the warrants within 30 days following the closing of each such private placement. In addition, the Company was required to cause each registration statement to be declared effective by the SEC 90 to 180 days following the close of the respective private placement, depending on certain conditions. The Company’s registration statements were declared effective by the SEC within the prescribed time limits.

Authorized shares - SP is currently authorized under its Amended and Restated Certificate of Incorporation to issue 500,000,000 shares of its common stock and 10,000,000 shares of its preferred stock. Prior to the closing of the merger and private placement, there were 439,403 shares of SP common stock issued and outstanding and 60 shares of SP preferred stock issued and outstanding. At the closing of the merger and private placement and after giving effect thereto, there were 19,595,671 shares of SP common stock issued and outstanding and no shares of preferred stock issued and outstanding (the 60 shares of SP preferred stock issued and outstanding prior to the merger having automatically converted into 687,271 shares of SP common stock upon closing of the merger).

Warrants - During the three months ended March 31, 2007, in conjunction with various financing related agreements, including issuances of debt and equity securities, the Company issued warrants for a term of approximately 5 years to purchase shares of the Company’s common stock at exercise prices ranging from $1.17 to $1.38 per share for approximately 4,165,000 shares and at $2.50 per share for approximately 1,105,000 shares. During the three months ended June 30, 2007, the Company issued warrants at exercise prices ranging from $1.17 to $2.50 per share for approximately 1,371,000 shares and 822,270 shares were redeemed. During the three months ended December 31, 2007, the Company issued warrants at an exercise price of $2.50 per share for approximately 1,639,000 shares. As of December 31, 2007, there were a total of 7,458,035 warrants outstanding.

Stock options - Commencing in 2006, the Company from time to time granted to certain of its directors, officers and employees options to purchase shares of the Company’s common stock. Options have a term of 10 years from the date of grant, with exercise prices established at no less than the estimated fair market value of the Company’s common stock on the date of grant. The Company determines the fair market value of options granted using the Black-Scholes option-pricing model. The determination of the fair market value of stock-based awards on the date of grant using an option pricing model is affected by the stock price as well as assumptions regarding a number of subjective variables. These variables include, among others, the expected life of the award, expected stock price volatility over the term of the award and actual and projected exercise behaviors. Although the fair value of stock-based awards is determined in accordance with SFAS 123R and SAB 107, the Black-Scholes option pricing model requires the input of highly subjective assumptions, and other reasonable assumptions could provide differing results. The weighted average fair value of stock options granted during the year ended December 31, 2006 and 2007 was approximately $0.21 and $0.72 per share, respectively determined using the Black-Scholes option pricing model with the following assumptions: dividend yield of 0%; expected volatility of 50% (based on the volatilities of common stock of comparable public companies); risk-free interest rates of approximately 5.1% and 4.4%, and estimated lives of 5 years.

Compensation expense recognized for stock options approximated $60,000 and $315,000 for the years ended December 31, 2006 and 2007, respectively. As of December 31, 2007, there was approximately $1.5 million of unrecognized compensation cost related to unvested stock options granted, which is expected to be recognized as expense over a period of approximately 3 years. The intrinsic value of stock options outstanding and exercisable is based on the close/last price for the Company’s common stock as reported by the OTCBB of $1.43 per share at December 31, 2006 and $1.50 at December 31, 2007, and is calculated by aggregating the difference between the closing price and the exercise price of vested and unvested stock options which have an exercise price less than the closing price. The following summarizes activity for stock options (intrinsic value in thousands):

	Outstanding	Weighted average exercise price	Weighted average remaining life in years	Aggretate intrinsic value
Balance at January 1, 2005	-
Granted	655,545	$0.54	10.0
Exercised	-
Forfeitures	-
Balance at December 31, 2006	655,545	0.54	9.4	$585
Granted	2,827,965	1.55
Exercised	-
Forfeitures	(432,572)	1.98
Balance at December 31, 2007	3,050,938	$1.50	8.2	$762
Exercisable at December 31, 2007	467,026	$0.70	8.7	$435

Additional information regarding stock options outstanding as of December 31, 2007, is as follows:

	Options outstanding			Options exercisable
Range of exercise prices	number	Weighted average exercise price	Weighted average remaining life in years	number	Weighted average exercise price
$0.17	349,254	$0.17	8.2	282,773	$0.17
$0.34	118,628	0.34	8.5	44,485	0.34
$1.38	1,246,674	1.38	9.1	-
$1.43 - $1.48	369,781	1.47	9.7	110,080	1.43
$1.60 - 1.92	355,000	1.80	9.7	-
$2.23	461,601	2.23	9.6	-
$3.60	150,000	3.60	9.5	29,688	3.60
	3,050,938	$1.50		467,026	$0.70

Note 6. Asset purchase agreements

In October 2006, pursuant to terms of an asset purchase agreement, the Company acquired for $1.0 million cash, among other things, all inventory, furniture, fixtures, equipment, customer lists, leasehold improvements, and owned vehicles used in connection with a catering business in California. Other than the notes payable on the vehicles, no liabilities were assumed by the Company. The Company also entered in to a one year lease agreement for the building owned by the seller. The total purchase price of approximately $1.0 million, including related acquisition costs, was allocated to assets acquired based on relative estimated fair values, which resulted in the majority being allocated to customer based identifiable intangible assets, and which is summarized as follows (in thousands):

Inventory	$12
Furniture, fixtures and equipment	29
Customer based intangible assets	860
Covenant not compete intangible asset	150
Note payable assumed	(9)
Total	$1,042

In March 2007, pursuant to terms of an asset purchase agreement, the Company acquired for cash of approximately $612,000, a $150,000 promissory note and 400,000 shares of its common stock, among other things, all inventory, furniture, fixtures, equipment, leasehold improvements, customer lists and other intangible assets used in connection with a Seattle-based catering business. Other than a facilities lease and equipment lease, no liabilities were assumed by the Company. The total purchase price approximates $1.2 million, and because information known to exist as it pertains to estimates of fair values of intangible assets, has been preliminarily allocated to assets acquired based on relative estimated fair values, which resulted in the majority being allocated to customer based intangibles, and which is summarized as follows (in thousands):

Inventory	$32
Furniture, fixtures, equipment and vehicles	160
Customer based intangible assets	1,084
Liabilities assumed	(42)
Total	$1,234

On October 18, 2007, pursuant to terms an asset purchase agreement, the Company acquired for $2.4 million cash, shares of Company common stock having a fair value of $250,000 based on the closing price as of the date of the agreement, $35,000 per month for 12 months from the closing date, $150,000 due 90 days from the closing date and another $150,000 due 120 days after the close, and upon the occurrence of certain events, additional shares of the Company having a fair value of $50,000 based on the closing price as of the date of the agreement, all inventory, furniture, fixtures, equipment, customer lists, leasehold improvements, and owned vehicles used in connection with a catering and retail business operating three stores in San Diego, California. Other than the Company’s assumption of the leases for the three locations, no other liabilities were assumed. The total purchase price of approximately $3.0 million will be allocated to assets acquired based on estimated fair values, which will result in the majority being allocated to customer based identifiable intangible assets.

Inventory and other assets	$90
Furniture, fixtures, equipment and vehicles	210
Customer based intangible assets	3,100
Total	$3,400

Operating results for the acquired catering businesses are included in the Company’s operating results from the dates of acquisitions. The following supplemental pro forma information has been presented on the basis as if the asset acquisitions of the catering businesses had occurred at the beginning of the periods presented (in thousands):

	2006	2007
Sales	$16,414	$20,189
Net loss	$(9,774)	$(11,040)
Net loss per share	$(2.94)	$(0.39)

In July 2007, pursuant to terms of an asset purchase agreement, the Company acquired for approximately $375,000 cash, shares of Company common stock having a fair value of approximately $163,000 based on the closing price as of the date of the agreement, and $50,000 due 60 days from the date of the agreement, among other things, all inventory, furniture, fixtures, equipment, customer lists, leasehold improvements, and owned vehicles used in connection with a retail business operating two stores in San Diego, California. No liabilities were assumed by the Company. The Company also entered in to a five-year lease agreement for one of the store locations from a landlord affiliated with the seller, and assumed the lease for the other store location. The total purchase price of approximately $600,000 has been preliminarily allocated to assets acquired based on estimated fair values, which resulted in the majority being allocated to customer based identifiable intangible assets, and which is summarized as follows (in thousands):

Inventory and other assets	$12
Furniture, fixtures, equipment and vehicles	30
Customer based intangible assets	558
Total	$600

In September 2007, pursuant to terms of an asset purchase agreement, the Company acquired for approximately $266,000 cash, shares of Company common stock having a fair value of approximately $100,000 based on the closing price as of the date of the agreement, $25,000 due in equal monthly payments within 90 days from the date of the agreement, and related acquisition costs of approximately $22,000, among other things, all inventory, furniture, fixtures, equipment, customer lists, leasehold improvements, and owned vehicles used in connection with a retail business operating one store in San Diego, California. No liabilities were assumed by the Company. The Company assumed the lease for the store location. The total purchase price of approximately $415,000 has been preliminarily allocated to assets acquired based on estimated fair values, which resulted in the majority being allocated to customer based identifiable intangible assets, and which is summarized as follows (in thousands):

Inventory (and other assets)	$11
Furniture, fixtures, equipment and vehicles	25
Customer based intangible assets	379
Total	$415

In September 2007, pursuant to terms of an asset purchase agreement, the Company acquired for approximately $381,000 cash and shares of Company common stock having a fair value of approximately $48,000 based on the closing price as of the date of the agreement, all inventory, furniture, fixtures, equipment, customer lists, leasehold improvements, and owned vehicles used in connection with a retail business operating two stores in San Diego, California. No liabilities were assumed by the Company. The Company also entered in to a five-year lease agreement for one of the store locations from a landlord affiliated with the seller, and assumed the lease for the other store location. The total purchase price of approximately $430,000 has been preliminarily allocated to assets acquired based on estimated fair values, which resulted in the majority being allocated to customer based identifiable intangible assets, and which is summarized as follows (in thousands):

Inventory and other assets	$6
Furniture, fixtures, equipment and vehicles	30
Customer based intangible assets	394
Total	$430

Note 7. Commitments and contingencies

The Company leases its cafes, central kitchens and office facilities under non-cancelable operating leases, some with renewal options. Rents are fixed base amounts, some with escalating rents and some with contingent rentals based on sales. Lease provisions also require additional payments for maintenance and other expenses. Rent is expensed on a straight-line basis over the term of the lease. The difference between amounts paid and expensed is recorded as a deferred credit. The Company also leases certain point-of-sale computer hardware and software pursuant to capital leases. Subsequent to December 31, 2007, the Company has entered into new leases for computer hardware and software, furniture, fixtures and equipment in our cafés, which provide for additional minimum future lease payments over their three year terms of approximately $1.0 million including interest. Capital lease obligations are for terms ranging from two to five years with interest at 9% to 22%. At December 31, 2007, minimum future annual lease obligations are as follows (in thousands):

	Operating	Capital
2008	$1,529	$552
2009	1,168	261
2010	1,067	145
2011	981	88
2012 and thereafter	1,740	32
	6,485	1,078
Less amounts representing interest		(175)
	$6,485	$903

On January 8, 2008, Esther Sanchez, a former employee of Organic To Go, Inc., our wholly owned subsidiary, brought suit against us seeking damages in the Superior Court of the State of California for the County of Los Angeles claiming wrongful termination, sexual harassment and related causes of action in connection with the termination of Ms. Sanchez’s employment with us. Our employment practices liability insurer has agreed to provide a defense on our behalf, subject to a reservation of rights letter and the terms and conditions of its insurance policy.

We are currently in mediation pursuant to the Standard Form of Agreement with Wheelihan Construction, Inc. This matter arose out of tenant improvements made by Wheelihan Construction, Inc. and its subcontractors at one of our retail locations in San Diego, California. In connection with the matter, four subcontractors/suppliers have commenced actions against us, Wheelihan Construction, Inc. and other defendants.

From time to time, the Company is subject to various legal proceedings and claims that may arise in the ordinary course of business. Further, in the past, certain vendors have taken legal action against the Company as a result of untimely payment of invoices. In some cases, the courts have stipulated judgment requiring the Company to pay interest and comply with payment schedules. Company management currently believes that resolution of such legal matters will not have a material adverse impact on the Company’s financial statements. We are not a party to any other material legal proceedings nor are we aware of any circumstance that may reasonably lead a third party to initiate material legal proceedings against us. In 2006, a former employee of the Company brought suit against us. The matter was settled for an amount immaterial to the Company’s financial results in June 2007.

Effective January 1, 2007, the Company entered into an employment agreement with a three-year term with its founder and Chief Executive Officer, pursuant to which the executive officer shall receive a base salary at an annual rate of $225,000, subject to annual increases as determined by the Company’s Board of Directors. The Company’s Chief Executive Officer is also eligible for cash bonuses and other typical employment benefits. In addition, effective upon the closing of the merger, the executive officer received 1,246,674 options to purchase shares of the Company’s common stock at an exercise price of $1.38 per share, with a term of 10 years from the date of grant. Options granted vest 25% after 12 months of employment, with the remainder vesting over the next 36 months, subject to accelerated vesting in the event of a “Change in Control,” as defined in the employment agreement, or in certain other circumstances. Under certain departure circumstances, the executive officer could be eligible to receive payments equal to one year’s salary and benefits.

Effective February 7, 2008, the Company entered into an amended and restated employment agreement with a three-year term with its founder and Chief Executive Officer, pursuant to which the executive officer shall receive a base salary at an annual rate of $250,000, subject to annual increases as determined by the Company’s Board of Directors. The Company’s Chief Executive Officer is also eligible for cash bonuses and other typical employment benefits.

Effective January 14, 2008, the Company entered into an employment agreement with a three-year term with its Chief Financial Officer, pursuant to which the executive officer shall receive a base salary at an annual rate of $235,000, subject to annual increases as determined by the Company’s Chief Executive Officer. The Company’s Chief Financial Officer is also eligible for cash bonuses and other typical employment benefits. In addition, the executive officer received 300,000 options to purchase shares of the Company’s common stock at an exercise price of $1.48 per share, with a term of 10 years from the date of grant. Options granted vest 25% after 12 months of employment, with the remainder vesting over the next 36 months, subject to accelerated vesting in the event of a “Change in Control,” as defined in the employment agreement, or in certain other circumstances. Under certain departure circumstances, the executive officer could be eligible to receive payments equal to six month’s salary.

Note 8. Income taxes

Deferred income taxes represent the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities and related valuation allowances as of December 31 are as follows (in thousands):

Deferred tax assets	2006	2007
Net operating loss carryforwards	$4,689	$7,919
Property and equipment	351	122
Intangible assets	58	1,111
Other	112	262
Total deferred tax assets	5,210	9,414
Valuation allowance	(5,210)	(9,414)
Deferred tax assets, net of valuation allowance.	$-	$-

The Company has recorded no provision for income taxes due to net losses incurred. A valuation allowance has been recorded against deferred tax assets as it has not been determined that it is more likely than not that these deferred tax assets will be realized. As of December 31, 2007, the Company has net operating loss carryforwards of approximately $21.0 million and $12.0 million for federal and state income tax purposes, respectively, which expire beginning in 2024 (federal) and 2014 (state). Realization is dependent on generating sufficient taxable income prior to expiration of the loss carryforwards. Further, as a result of ownership changes, the Company may be subject to annual limitations on the amount of net operating loss utilizable in any tax year.

The difference between the expected benefit computed using the statutory tax rate and the recorded benefit of zero is primarily due to the change in the valuation allowance. The change in the valuation allowance was approximately $2.9 million and $4.2 million in 2006 and 2007, respectively.

Note 9. Subsequent events

On January 25, 2008, the Company entered into a Securities Purchase Agreement with select accredited investors related to the sale of common stock and warrants to purchase shares of common stock. The Company closed the private placement on January 25, 2008, and issued an aggregate of 1,428,572 shares of common stock and warrants to purchase an aggregate of 642,858 shares of common stock. The aggregate gross proceeds raised by the Company were approximately $2.0 million. Each share was sold to the investors at $1.40 per share. The warrants expire five years from the date of issue and may be exercised at $2.50 per share, subject to adjustment in certain circumstances. The private placement was conducted pursuant to Section 4(2) of the Securities Act and Rule 506 promulgated thereunder.

On February 19, 2008, we entered into a Securities Purchase Agreement with W.Health L.P., relating to the sale of (i) our common stock, (ii) an unconditional warrant to purchase common stock and (iii) a conditional warrant to purchase common stock. Pursuant to the terms of the Securities Purchase Agreement, we sold and issued to W.Health L.P. 7,142,857 shares of common stock at a price of $1.40 per share, for a total purchase price of $10.0 million.

The unconditional warrant provides W.Health L.P. the right to purchase 4,285,715 shares of common stock at an exercise price of $2.50 per share, subject to adjustment under certain circumstances. The unconditional warrant is exercisable at any time through February 27, 2013 and may be exercised on a cashless basis.

The conditional warrant is exercisable only under certain circumstances, including (i) our failure to become listed on The NASDAQ Stock Market or the American Stock Exchange on or before February 27, 2011, (ii) our failure to maintain listing on The NASDAQ Stock Market or the American Stock Market for certain specified time periods or (iii) if we are acquired by or merge with another unaffiliated entity for consideration to the Company of an amount equal to or less than $2.50 per share before February 27, 2013 (each, an “Exercise Event”). Upon the occurrence of an Exercise Event, the W.Health L.P. will have the right to purchase such number of shares of common stock, calculated as of the initial date of exercise, equal to twenty percent (20%) of the total number of shares of capital stock on a fully diluted basis, taking into account such issuance, using the treasury method, at an exercise price of $0.001 per share, subject to adjustment under certain circumstances. The conditional warrant will expire upon the occurrence of certain specific events, but in any event, no later than February 27, 2013. The conditional warrant may be exercised on a cashless basis.

In connection with the sale of common stock to W.Health, L.P., we entered into registration rights agreements, which require us to file with the SEC and cause to be made effective, initial registration statements covering the resale of the common stock and the common stock issuable upon exercise of the warrants within specified time periods.

11,428,572 Shares

Common Stock

Organic To Go Food Corporation

PROSPECTUS

May 14, 2008